EXHIBIT 99.E
THE REPUBLIC OF SOUTH AFRICA
QUARTERLY BULLETIN
MARCH 2009
NO. 251

Quarterly Bulletin

March 2009

South African Reserve Bank

Quarterly Bulletin
March 2009
No 251

South African Reserve Bank

© South African Reserve Bank
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Enquiries relating to this Bulletin should be addressed to:
The Head: Research Department
South African Reserve Bank
P O Box 427
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Tel. 27-12-3133668

http://www.reservebank.co.za/quarterlybulletin	ISSN 0038-2620

Quarterly Bulletin March 2009

South African Reserve Bank

Contents
Quarterly Economic Review

Introduction	1
Domestic economic developments	4
Domestic output	4
Gross domestic expenditure	7
Factor income	11
Gross saving	12
Employment	13
Labour cost and productivity	17
Prices	18
Foreign trade and payments	27
International economic developments	27
Current account	28
Financial account	32
Foreign debt	33
International reserves and liquidity	34
Exchange rates	35
Monetary developments, interest rates and financial markets	37
Money supply	37
Credit extension	38
Interest rates and yields	40
Money market	44
Bond market	46
Share market	47
Market for exchange-traded derivatives	49
Real-estate market	50
Non-bank financial intermediaries	51
Public finance	52
Non-financial public-sector borrowing requirement	52
Budget comparable analysis of national government finance	54
The Budget for the fiscal years 2009/10 to 2011/12	57

Statements issued by Mr T T Mboweni, Governor of the South African Reserve Bank

Statement of the Monetary Policy Committee 11 December 2008	64

Statement of the Monetary Policy Committee 5 February 2009	67

Note

Note on global growth, international trade and South African exports	70

Notes to tables	74

Statistical tables

Contents	S-0
Statistical tables	S-2
Key information	S-142

Quarterly Bulletin March 2009

South African Reserve Bank

Quarterly Economic Review
Introduction
The pace at which global economic activity weakened gained further momentum in the final quarter of 2008 and the early months of 2009. With financial intermediation inhibited by a lack of confidence and liquidity concerns, aggregate demand was stifled, leading to a dampening of activity. This fed back into the financial markets by raising the number of non-performing loans and further reinforcing the financial institutions’ reluctance to lend. Production volumes in the developed economies as a group contracted in the final quarter of 2008, with many developing economies suffering the same fate.
Weak global demand was accompanied by declining international trade volumes and a general weakness in commodity prices. These trends continued, despite a large measure of monetary and fiscal stimulation administered by economic policy-makers in an attempt to counter the strong economic headwinds. Under these circumstances, global inflation subsided as the immediate impact of declining commodity prices was reinforced by the underlying strain of a rapidly widening global output gap.
Given most African countries’ reliance on commodity exports, the global downturn and collapse in a wide range of commodity prices are likely to weigh heavily on economic prospects for the continent. Improvements in policy frameworks and policy implementation could go some way towards increasing robustness in the face of unfavourable circumstances, but damage to growth outcomes seems unavoidable.
South Africa could not escape the negative consequences of the international financial turmoil, despite the fact that its domestic financial institutions had virtually no direct exposure to the troubled assets that were central to the deterioration of credit markets. Deteriorating consumer and business confidence, declining global demand, and a relatively tight domestic monetary policy were reflected in a contraction in real gross domestic product in the final quarter of 2008 — the first such contraction in ten years. The manufacturing sector, in particular, recorded a dismal performance in the fourth quarter of 2008, predominantly in the subsectors that are more sensitive to the business cycle. For the 2008 calendar year, growth in real gross domestic product decelerated to 3,1 per cent — a disappointing outcome following four successive years in which annual growth had remained around 5 per cent.
Real final consumption expenditure by households shrank further in the fourth quarter of 2008 as the real disposable income of the household sector contracted. The steepest decline was in real spending on durable goods — most visibly on personal transport equipment — but real expenditure on non-durable goods and on services also contracted somewhat. By contrast, real expenditure on semi-durable goods continued to rise in the final quarter of 2008. Households’ increased conservatism in taking spending decisions was reflected in the ratio of household debt to disposable income, which inched lower during the course of 2008 from a record high in the first quarter of the year.
General government stepped up its real final consumption expenditure considerably in the third quarter of 2008 with the acquisition of defence equipment, but this aggregate recorded a slower rate of growth in the fourth quarter as defence procurement moderated.

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South African Reserve Bank

Capital expenditure continued to fulfil a pivotal role in supporting aggregate demand and at the same time paving the way for future growth by eliminating bottlenecks and bolstering capacity. While continuing to increase, real gross fixed capital formation registered the slowest rate of growth in more than six years in the final quarter of 2008. This reflected less buoyant growth in real fixed capital formation by public corporations and by general government. Private business enterprises broadly maintained the earlier pace of increase in real fixed capital expenditure in the fourth quarter of the year, supported, inter alia, by rising capital outlays in the coal mining sector.
The level of inventories declined further in the final quarter of 2008. Weakening sales and production alongside relatively high interest rates resulted in a reduction in the level of inventories.
With global demand waning, the volume of exports contracted significantly in the fourth quarter of 2008, while at the same time the prices of most export commodities declined. Import volumes also receded in the fourth quarter, the sharp decline in the international price of oil translated into significantly lower import values and dividends paid to non-resident shareholders in South African companies contracted. On balance, this resulted in a significant narrowing of the deficit on the current account of the balance of payments in the fourth quarter of 2008, to less than 6 per cent of gross domestic product.
The deficit on the current account continued to be financed through savings from abroad amid less favourable conditions in world financial markets. Net capital inflows were lower in the fourth quarter of 2008 than in the third. The net inward movement in the fourth quarter was confined to direct and other investment, while net portfolio investment showed a substantial outward movement of capital. The overall balance of payments registered surpluses in each quarter of 2008, but with a smaller surplus in 2008 than in 2007, the effective exchange rate of the rand depreciated significantly, particularly during the first and the last quarters of 2008.
Enterprise-surveyed data on employment indicated sustained job creation in the public sector during the first three quarters of 2008, but an abrupt reversal in the private sector during this period, from job creation to labour shedding. Average wage settlements nevertheless picked up to 9,8 per cent in 2008, partly in reaction to higher inflation outcomes.
Despite successive steps to tighten monetary policy, inflation had been stubbornly high since 2006. Record-high commodity prices had pushed both producer and consumer price inflation to exceptionally high levels by August 2008. The collapse in commodity prices and in global and domestic demand thereafter started to slow the inflation spiral. By December 2008 the twelve-month CPIX inflation rate had moderated to 10,3 per cent, roughly three percentage points below its upper turning point in August 2008. In January 2009 the reweighted, rebased and reconstituted new headline consumer price index for all urban areas, which was adopted as the new inflation target measure, recorded a twelve-month rate of increase of 8,1 per cent.
With inflation outcomes and projected inflation improving significantly, the Monetary Policy Committee (MPC) at its meeting in December 2008 decided to reduce the repurchase rate by 50 basis points — the first reduction since 2005. At its February 2009 meeting, the MPC took the decision to lower the repurchase rate by a further 100 basis points. In both instances other money-market interest rates followed the repurchase rate to lower levels.

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With the economy slowing, growth in the M3 money supply continued to decelerate in the final months of 2008 and in early 2009. On the other side of the banks’ balance sheet, loans and advances to the domestic private sector also continued to lose momentum. Most recently, growth in mortgage advances — for several years the mainstay of banks’ credit extension — decelerated abruptly, confirming the current weakness in the property market.
No liquidity strains came to the fore in the South African money market over the past year and the amounts provided to the private-sector banks at the weekly refinancing tenders continued to fluctuate in normal fashion.
Nominal house prices declined somewhat over the most recent twelve months, but receded considerably in real terms. South African share prices fell substantially to a recent low point in late November 2008 before recovering some of the lost ground up to early January 2009. In the subsequent seven weeks share prices declined again, reaching levels close to their lows in November.
In February 2009 government, mindful of the deteriorating economic environment, and the need to bolster confidence, improve infrastructure and combat the negative impact of the slowdown, announced an expansionary Budget which provided for a national government deficit of 3,9 per cent of gross domestic product in 2009/10. Concurrently, the borrowing requirement of the non-financial public sector was projected to rise to 7,5 per cent of gross domestic product, almost double its value in the 2008/09 fiscal year. While recently, expansionary policies have been embraced by fiscal authorities in most parts of the world, South Africa was in a favourable position because it did not first need to design and gear up for new expenditure programmes, but had already embarked on a much-needed infrastructure drive that was gaining momentum.

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South African Reserve Bank

Domestic economic developments1
Domestic output
Facing strong international and domestic headwinds, South Africa’s real gross domestic product contracted at an annualised rate of 1,8 per cent in the fourth quarter of 2008, following successive growth rates of 1,7 per cent, 5,0 per cent and 0,2 per cent in the preceding three quarters. This was the first quarterly decline in aggregate real production since the third quarter of 1998, and could mainly be attributed to a pronounced deterioration in real value added by the secondary sector, particularly manufacturing. For the non-agricultural sectors, the contraction set in earlier, with real gross domestic product declining in both the third and fourth quarters of 2008.
Real gross domestic product
In keeping with the significant deterioration in global economic conditions and tighter domestic policy environment, the growth in real gross domestic product for the 2008 calendar year slowed to 3,1 per cent, which was notably lower than the annual growth rates that varied between 4,9 and 5,3 per cent from 2004 to 2007. The deceleration in real growth during 2008 was the result of a significant slowdown in the growth of real value added by both the secondary and tertiary sectors. By contrast, relatively stable growth rates just short of 1 per cent were registered by the primary sector in both 2007 and 2008.
Growth in the real value added by the primary sector accelerated to an annualised rate of 6,0 per cent in the fourth quarter of 2008, compared with an increase of 3,3 per cent recorded in the third quarter, reflecting an improvement in real value added by the mining sector and a further increase in agricultural production.

1	The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted data.

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Real gross domestic product
Percentage change at seasonally adjusted annualised rates

	2007					2008
Sectors	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr	4th qr	Year

Primary sector	0,4	-2,5	1,7	1,2	0,8	-12,4	18,3	3,3	6,0	0,9
Agriculture	9,5	11,4	7,1	15,5	2,9	25,0	16,7	31,6	16,7	18,8
Mining	-2,8	-7,5	-0,4	-4,4	0,0	-25,8	19,2	-8,8	0,5	-6,5
Secondary sector	7,4	3,6	1,6	9,4	6,1	1,2	11,8	-4,6	-15,0	2,9
Manufacturing	5,8	1,4	-1,4	9,0	4,5	-0,6	14,3	-9,4	-21,8	1,2
Tertiary sector	5,6	4,9	6,1	4,7	5,4	3,7	1,6	1,7	2,4	3,5
Non-agricultural sector	5,5	3,7	4,5	5,3	5,2	1,1	5,0	-0,5	-2,2	2,8
Total	5,5	3,7	4,5	5,4	5,1	1,7	5,0	0,2	-1,8	3,1
After real value added by the agricultural sector had increased at an upwardly revised annualised rate of 31,6 per cent in the third quarter of 2008, it slowed to a rate of 16,7 per cent in the fourth quarter. This was partly due to lower-than-expected wheat production caused by severe drought conditions in the Free State during spring. However, on a calendar-year basis the growth in real value added by the agricultural sector accelerated from 2,9 per cent in 2007 to 18,8 per cent in 2008. Output in the agricultural sector benefited from an increase in the production of field crops, particularly maize, where the crop harvested rose from 7,1 million tons in the 2006/07 production year to 12,7 million tons in the 2007/08 production year.
In the mining sector, the real value added increased at an annualised rate of 0,5 per cent in the fourth quarter of 2008, following a revised decline of 8,8 per cent registered in the third quarter. This turnaround was underpinned by improved production at the platinum and gold mines. However, for the 2008 calendar year real value added by the mining sector declined by 6,5 per cent, compared with virtually no growth recorded in the 2007 calendar year. The decline in mining production during 2008 was brought about by Eskom’s power-shedding schedules and the subsequent shutdown of mining operations for two weeks at the beginning of 2008; safety-related stoppages at several mines; scheduled and unscheduled maintenance of smelters at platinum mines; the weakening of the international demand for commodities; and the slump in commodity prices.
In the secondary sector, the contraction in the real value added worsened from an annualised rate of 4,6 per cent in the third quarter of 2008 to 15,0 per cent in the fourth quarter. These declines could mainly be attributed to the deterioration in manufacturing output in the second half of 2008.
The real value added by the manufacturing sector — the second-largest sector in the economy — gained downward momentum, contracting at an annualised rate of 21,8 per cent in the fourth quarter of 2008, from a revised annualised rate of decline of 9,4 per cent in the third quarter. The substantial decline in real value added in the fourth quarter was mainly evident in the subsectors that manufacture petroleum products, chemicals, rubber and plastic products; basic iron and steel products; and motor vehicles, parts and accessories. These developments were a reflection of the severely strained export market for manufactured goods and the concurrent impact of households’ weaker demand for durable consumer goods. Capacity utilisation in the manufacturing sector accordingly declined from 85,4 per cent in the third quarter of 2008 to 82,0 per cent in the fourth quarter.

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South African Reserve Bank

In the 2008 calendar year, the growth in real value added by the manufacturing sector slowed to only 1,2 per cent, from an increase of 4,5 per cent in 2007. This was the weakest annual growth rate recorded in five years and stemmed from several factors, such as the weakening global demand, sluggish domestic consumer expenditure, disruptions in electricity supply, and relatively high input costs.
The subsectors in manufacturing that held up well during 2008 were those that tend to be cyclically less sensitive such as food processing, while the subsectors hit by the unfavourable environment included industries such as the car manufacturers; the basic metals industry; and the manufacturers of petroleum, chemical, rubber and plastic products.
After the real value added by the sector supplying electricity, gas and water had increased at an annualised rate of 3,0 per cent in the third quarter of 2008, it declined at a rate of 2,7 per cent in the fourth quarter. This contraction in real value added was mainly the result of a decline in the output of electricity, which reflected the faltering domestic demand and the fact that energy-intensive smelter operations were terminated on account of the weaker export demand for South African commodities. For the 2008 calendar year, real value added by the sector supplying electricity, gas and water contracted by 1,2 per cent, compared with the increase of 3,0 per cent recorded in 2007.
Real output in the construction sector continued to increase in the fourth quarter of 2008, albeit at a slightly slower pace than in the third quarter. Growth in the real value added by the construction sector decelerated from an annualised rate of 15,0 per cent in the third quarter of 2008 to 10,8 per cent in the fourth quarter. Although the slowdown in growth was widespread throughout the sector, it was mainly evident in the construction of residential buildings as the demand for newly built housing dropped even further in the fourth quarter of 2008.
The growth in real value added by the tertiary sector accelerated from 1,7 per cent in the third quarter of 2008 to an annualised rate of 2,4 per cent in the fourth quarter. This acceleration stemmed mainly from the activities of the trade sector, which had contracted strongly in the third quarter followed by only a marginal contraction in the final quarter of the year. For 2008 as a whole, the real value added by the tertiary sector increased by 3,5 per cent, which is lower than the rate of 5,4 per cent recorded in 2007.
Real value added by the commerce sector edged lower in the fourth quarter and contracted at an annualised rate of 0,2 per cent — the third consecutive quarter-to- quarter contraction in 2008, but much milder than the rate of 6,9 per cent registered in the third quarter. The real value added by the motor trade subsector fell in tandem with the substantial decline in motor vehicle sales in the fourth quarter. This decline was, however, largely offset by the slow but positive growth in real value added recorded by the wholesale and retail trade subsectors.
For the 2008 calendar year, real value added by the trade sector rose by only 0,5 per cent, much lower than the increase of 5,2 per cent recorded in 2007. Slower growth in 2008 was caused in part by the weakness in trade volumes, exacerbated by the global crisis, subdued real income and higher interest rates that consequently dampened demand. Some of the fiercest headwinds were faced by the motor trade subsector, where total new vehicle sales declined by roughly 143 000 units, or 21,1 per cent, in 2008. This was the lowest level of annual sales since 2004.
The growth in real value added by the transport, storage and communication sector slowed from an annualised rate of 4,5 per cent in the third quarter of 2008 to 1,8 per cent in the fourth quarter. Decreasing volumes of imports and exports contributed to the

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slower growth in the real value added by land transport, while the communication sector kept up its steady pace of expansion. Overall, the real value added by the transport, storage and communication sector rose by 4,0 per cent in 2008, compared with 5,6 per cent growth recorded in 2007.
Growth in real value added by the finance, insurance, real-estate and business services sector remained relatively strong at an annualised rate of 3,0 per cent in the fourth quarter of 2008, just short of the rate recorded in the third quarter. However, growth in the real value added by this sector slowed from 6,8 per cent in 2007 to 5,0 per cent in 2008.
The growth in real value added by general government decelerated from an annualised rate of 5,2 per cent attained in the third quarter of 2008 to 4,5 per cent in the fourth quarter as government continued to expand its staff complement. For 2008, the growth in real value added by general government rose to 3,9 per cent, compared with an increase of 3,7 per cent registered in 2007.
Gross domestic expenditure
Real gross domestic expenditure declined at an annualised rate of 3,9 per cent in the fourth quarter of 2008, following an increase of 0,7 per cent registered in the third quarter. The contraction in real gross domestic expenditure was the net result of slower growth in real gross fixed capital formation and real final consumption expenditure by general government, coupled with declines recorded in real final consumption expenditure by households and in the real level of inventories. In the 2008 calendar year the growth in aggregate real gross domestic expenditure slowed to 3,1 per cent, substantially below the buoyant growth of 6,0 per cent recorded in 2007.
Real gross domestic expenditure
Percentage change at seasonally adjusted annualised rates

	2007					2008
Components	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr	4th qr	Year

Final consumption expenditure:
Households	5,5	5,1	5,0	3,9	6,6	3,0	1,3	-0,9	-2,7	2,3
General government	13,9	-3,9	8,5	1,0	4,8	12,3	-2,1	10,2	3,6	5,0
Gross fixed capital formation	20,4	15,0	14,5	15,6	16,3	10,4	5,2	7,3	3,0	10,2
Domestic final demand	9,6	5,2	7,4	5,6	8,0	6,0	1,4	2,6	-0,4	4,3
Change in inventories (R billions)*	14,4	9,7	5,1	-12,5	4,2	11,1	-4,7	-11,2	-21,1	-6,5
Gross domestic expenditure	4,7	4,1	5,6	-1,6	6,0	12,5	-1,7	0,7	-3,9	3,1

*	At constant 2000 prices
Real final consumption expenditure by households receded further in the fourth quarter of 2008 as the contraction deepened, registering an annualised rate of decline of 2,7 per cent, compared with a decline of 0,9 per cent recorded in the preceding quarter. Two consecutive quarterly declines were previously recorded in 1992. The contraction in the fourth quarter of 2008 was due to a steep decline in real spending on durable goods and non-durable goods, while for the first time since the third quarter of 1993, growth in real outlays on services also turned negative. By contrast, real outlays on semi-durable goods continued to rise.

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South African Reserve Bank

The growth in real final consumption expenditure by households receded from 6,6 per cent in 2007 to 2,3 per cent in 2008 — the lowest annual growth recorded this decade. The current slowdown reflects the impact of a weakening in real disposable income of households; a decline in consumer confidence; high levels of household debt; relatively high interest rates resulting from the progressively tighter monetary policy stance since mid-2006; and the full effect of the National Credit Act that came into operation in June 2007. In addition, the perceived wealth of households deteriorated due to a decline in asset values in the residential property and equity markets. Household wealth as a percentage of annualised disposable income peaked in the second quarter of 2007 at a level of 346 per cent, before decreasing gradually to approximately 265 per cent in the fourth quarter of 2008.
Real final consumption expenditure and ratio of wealth to
disposable income of households
Real spending on durable goods declined throughout the year at annualised rates of contraction which varied from 5,2 per cent in the first quarter of 2008 to 20,1 per cent in the fourth quarter. While this contraction was broadly based in all the subcategories of expenditure on durable goods, it was particularly evident in the real outlays on personal transport equipment, which fell by no less than 37,5 per cent when the fourth quarter of 2008 is compared with the corresponding quarter in 2007. On an annual basis the real spending on durable goods contracted by 5,2 per cent in 2008, compared with an increase of 4,7 per cent in 2007. This was the first annual contraction since 1999, when consumers also faced a hostile economic environment.
Households’ real expenditure on semi-durable goods stalled in the third quarter of 2008, but rose at an annualised rate of 2,6 per cent in the fourth quarter. The increased spending was mainly focused on clothing and footwear; and household textiles, furnishings and glassware. Price increases, particularly in clothing and footwear, moderated in the fourth quarter of 2008.

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Real final consumption expenditure by households
Percentage change at seasonally adjusted annualised rates

	2007					2008
Components	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr	4th qr	Year

Durable goods	9,4	-12,6	7,6	-0,7	4,7	-5,2	-8,3	-7,6	-20,1	-5,2
Semi-durable goods	10,4	23,2	5,9	6,0	15,8	11,3	3,3	0,1	2,6	6,8
Non-durable goods	4,5	5,1	6,1	2,5	5,5	0,8	0,6	-3,2	-2,3	1,3
Services	3,3	4,0	2,8	5,8	4,6	4,0	3,9	2,6	-0,1	3,7
Total	5,5	5,1	5,0	3,9	6,6	3,0	1,3	-0,9	-2,7	2,3
Real spending on non-durable goods declined at annualised rates of 3,2 per and 2,3 per cent in the third and fourth quarters of 2008, respectively. Real spending on household fuel and power, petroleum products, and on recreational and entertainment goods declined over this period. The rising cost of electricity and the exceptionally high prices of automotive and household fuel contributed to the slowdown in expenditure on these products. Spending on food, beverages and tobacco edged higher, especially towards the end of the quarter.
Real consumption expenditure on petroleum products and the
price of petrol
The largest portion of consumer spending, namely expenditure on services contracted in real terms in the fourth quarter of 2008. Reflecting the unfavourable conditions prevailing in the South African economy, real expenditure on travel and accommodation services, in particular, receded significantly during the period.
Real disposable income of households reverted from an annualised rate of growth of 3,1 per cent in the first quarter of 2008 to annualised rates of contraction of 0,8 per cent in the third quarter and 1,9 per cent in the fourth quarter. The decline in real disposable income in the fourth quarter was due to lower bonuses paid; fewer hours worked; lay-offs in certain industries; and lower property income received. At the same time, the rate

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South African Reserve Bank

of increase in credit extension to households lost momentum and household debt as a percentage of disposable income moderated further from 78,2 per cent in the first quarter of 2008 to 76,4 per cent in the fourth quarter. The ratio of debt-service cost to disposable income, however, remained at a level of 11,7 per cent in both the third and final quarters of 2008.
Real final consumption expenditure by general government rose at an annualised rate of 10,2 per cent in the third quarter of 2008, before decelerating to 3,6 per cent in the fourth quarter. The slower growth could mainly be ascribed to a reduction in government spending on goods and non-employee services, as fewer products related to the defence procurement programme were acquired in the fourth quarter of 2008. However, real spending on compensation of employees edged slightly higher over the period. In the 2008 calendar year, total real final consumption expenditure by general government rose at an annual rate of 5 per cent, which was marginally higher than the growth rate attained in 2007. As a ratio of gross domestic product, consumption expenditure by government rose to 20,4 per cent in the 2008 calendar year. This was the first time since the beginning of the 1990s that the ratio for a calendar year had exceeded 20 per cent.
Real gross fixed capital formation increased further in the fourth quarter of 2008, albeit at a slower pace than in the third quarter. Following an annualised increase of 7,3 per cent in the third quarter of 2008, growth in real gross fixed capital formation slowed to 3,0 per cent in the fourth quarter. This slowdown can mainly be attributed to less buoyant increases in real fixed capital formation by public corporations and general government.
Real gross fixed capital formation
Following an increase of 2,6 per cent in the third quarter, growth in real fixed capital outlays by the private business enterprises accelerated to an annualised rate of 2,9 per cent in the fourth quarter of 2008. This acceleration can mainly be attributed to an increase in real fixed capital outlays by the mining sector. The steady demand for power generation augmented the expansion in infrastructure by coal mining companies, which sustained the real capital outlays by the mining sector. Real capital outlays by the rest of the private sector also rose, and more than offset declines in investment expenditure by the agriculture and finance subsectors.

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Real fixed capital expenditure by public corporations lost some momentum in the fourth quarter of 2008. However, capital outlays on coal-fired power stations continued in order to deal with the backlog of electricity supply and the long-term upward trend in the demand for electricity in the country. For the 2008 calendar year as a whole, real gross fixed capital formation by public corporations rose by more than 30 per cent, reflecting the strong drive to improve the country’s power supply and public transport capacity.
Growth in gross fixed capital formation by general government slowed in the fourth quarter of 2008. The growth in real gross fixed capital formation decelerated from an annualised rate of 19,4 per cent in 2007 to 9,7 per cent in 2008. This slowdown was evident in business enterprises of general government as well as for general government services.
The level of inventories declined further in the fourth quarter of 2008, as a reduction in mining and industrial inventories more than offset an increase in commercial inventories. The decline in industrial inventories was the net result of the reduction in manufacturing output, decline in oil imports and slowdown in the volume of other merchandise imports. By contrast, the increase in commercial inventories could mainly be attributed to an increase in agricultural stocks-in-trade, consisting mainly of maize stockpiles, and some voluntary stockpiling in the motor trade sector due to the collapse in the demand for new motor vehicles. However, on balance inventories declined, with the level of industrial and commercial inventories relative to non-agricultural gross domestic product declining to a new historical low of 11,9 per cent.
Factor income
The growth over four quarters in total nominal factor income decelerated from 17,2 per cent in the third quarter of 2008 to 12,3 per cent in the fourth quarter. The slowdown in growth of total nominal factor income was the result of slower growth in both the compensation of employees and gross operating surplus. For 2008, the year-on-year growth in factor income amounted to 15,7 per cent, following a growth rate of 14,8 per cent in 2007.
Growth in the compensation of employees, measured over four quarters, slowed from 12,1 per cent in the third quarter of 2008 to 9,9 per cent in the fourth quarter. The slower growth was evident in most of the major sectors of the economy, especially in the manufacturing sector where compensation of employees decreased as employees were retrenched, working hours reduced and companies closed.
Growth in aggregate employee remuneration slowed slightly from 12,3 per cent in 2007 to 11,8 per cent in 2008. Growth in compensation of employees was lower in 2008 compared with 2007, as the effect of higher nominal wage settlements was countered by the slower increases in employment in most sectors of the economy between these two years.
The rate of increase in total nominal gross operating surplus, measured over four quarters, declined from 22,0 per cent in the third quarter of 2008 to 14,7 per cent in the fourth quarter of 2008. This slowdown was spread throughout virtually all subsectors of the economy. This slower growth of operating surpluses of business enterprises in the fourth quarter was mainly on account of the decline in commodity prices, higher input costs, and the weakening effect of the domestic and global consumption and investment demand on corporate earnings.

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South African Reserve Bank

On an annual basis, the growth in total gross operating surplus accelerated from 17,4 per cent in 2007 to 19,5 per cent in 2008. Consequently, the share of the operating surplus in total factor income increased from 51,1 per cent in 2007 to 52,7 per cent in 2008.
Gross saving
The national saving ratio, measured by expressing gross saving as a percentage of gross domestic product, increased steadily throughout all four quarters of 2008 from 14,3 per cent in the first quarter to 16,9 per cent in the fourth quarter. This was due to an improved saving performance of the corporate sector, while households’ gross saving underpinned the national saving ratio further. Gross saving by the general government fluctuated during 2008, but remained positive around an average ratio relative to gross domestic product that amounted to about 2,0 per cent. The improvement in the saving performance of the domestic institutional sectors in the fourth quarter of 2008 lowered South Africa’s dependency on foreign capital to finance gross capital formation from a high of 38,0 per cent in the first quarter of 2008 to 25,7 per cent in the fourth quarter — back to levels previously recorded in 2005.
Gross saving as a percentage of gross domestic product
Gross saving by the corporate sector as a percentage of gross domestic product increased from 9,7 per cent in the first quarter of 2008 to 14,0 per cent in the fourth quarter. Consequently, the corporate saving ratio amounted to 11,9 per cent in 2008, compared with 9,9 per cent in 2007. This can be attributed to an increase in the gross operating surpluses of business enterprises throughout 2008 and a decline in dividend payments in the final quarter of the year.
The gross saving ratio of the household sector increased marginally from 1,4 per cent in the first quarter of 2008 to 1,7 per cent in the fourth quarter. This slight improvement stemmed from marginally stronger growth in households’ nominal disposable income than in their nominal final consumption expenditure in the second half of 2008.
The gross saving ratio of general government declined from 3,3 per cent in the first quarter of 2008 to 1,5 per cent in the third quarter and worsened further to 1,3 per cent in the fourth quarter of 2008. The gradual deterioration in gross saving by general

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South African Reserve Bank

government stemmed mainly from the weakening in recurrent income growth of general government in response to the subdued economic climate, which became more pronounced in the second half of 2008. Simultaneously, an acceleration in recurrent expenditure by general government was recorded.
Employment
Information on employment obtained from enterprise surveys indicated that the slowdown in economic activity during 2008 was accompanied by a moderation in formal non-agricultural employment growth. The level of formal non-agricultural employment nevertheless increased somewhat further to around 8,5 million in September 2008.
According to the Quarterly Employment Statistics (QES) survey conducted by Statistics South Africa (Stats SA), formal non-agricultural employment growth decelerated from a seasonally adjusted and annualised rate of 3,9 per cent in the first quarter of 2008 to 1,0 per cent in both the second and third quarters. Year-on-year increases in formal non-agricultural employment also slowed, amounting to 1,8 per cent in both the second and third quarters of 2008. Private-sector employment growth decelerated abruptly from an annualised rate of 4,0 per cent in the first quarter of 2008 to rates of decline of 0,2 per cent in the second quarter and 0,8 per cent in the third quarter. By contrast, public-sector employment growth accelerated meaningfully from 3,3 per cent in the first quarter of 2008 to 7,8 per cent in the third quarter, partly offsetting the decline in private-sector employment.
Composite leading business cycle indicator and private-sector employment
Comparing the third quarter of 2008 with the second quarter, an acceleration in employment growth was registered in the construction; and community, social and personal services sectors, resulting in 3 900 additional jobs being created. Employment growth in the electricity, mining and financial services sectors, however, slowed from 26 900 new jobs in the second quarter of 2008 to 9 700 new jobs in the third quarter, while the manufacturing, transport, storage and communication, and trade, catering and accommodation services sectors shed 27 600 jobs in the third quarter.

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South African Reserve Bank

Enterprise-surveyed employment in the formal non-agricultural private sector

					Change in
					employment
	Percentage change				numbers
	2007	2008*			Jul-Sep
Sector		1st qr	2nd qr	3rd qr	2008

Mining	8,1	1,7	7,7	3,5	4 400
Gold mining	5,8	-15,8	3,1	1,3	500
Non-gold mining	9,3	11,8	9,9	4,5	3 900
Manufacturing	-0,9	0,2	-1,6	-6,5	-21 700
Electricity supply	5,3	14,9	13,2	0,8	100
Construction	2,4	4,4	-5,4	2,5	2 900
Trade, catering and accommodation	3,3	3,2	-3,7	-1,2	-5 300
Transport, storage and communication	0,6	7,4	-0,5	-1,0	-600
Financial intermediation and insurance	4,6	8,4	3,3	1,1	5 100
Community, social and personal services	-5,8	-0,2	-1,2	1,0	1 000
Total private sector	2,4	4,0	-0,2	-0,8	-14 100

*	Quarter-to-quarter seasonally adjusted and annualised rates
In the second and third quarters of 2008, employment in the gold-mining sector rose at annualised rates of 3,1 per cent and 1,3 per cent respectively, after having fallen back steeply in the first quarter due to electricity-supply disruptions. The high US dollar price of gold, which reached a peak in March 2008, probably encouraged employment growth in the gold-mining sector over this period. Despite decelerating from 9,9 per cent in the second quarter of 2008 to 4,5 per cent in the third quarter, employment growth in the non-gold mining sector still exceeded that in the gold-mining sector in the third quarter of 2008.
Anecdotal evidence and recent media reports suggest that employment growth in the mining sector will for the foreseeable future be disappointing due to the slump in commodity prices alongside the contraction in world trade volumes.
The moderation in domestic and global demand for manufactured goods continued to hamper employment creation in the manufacturing sector. In fact, the pace of job shedding in this sector accelerated from an annualised rate of 1,6 per cent in the second
Manufacturing sector: Selected indicators

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South African Reserve Bank

quarter of 2008 to as much as 6,5 per cent in the third quarter. According to the Investec Purchasing Managers Index (PMI) survey, manufacturers’ sentiment remained below the neutral level of 50 since early 2008, indicative of a contraction in manufacturing activity. The seasonally adjusted PMI employment sub-index subsided further from an index level of 54 in April 2008 to 40 in February 2009. The contraction in manufacturing activity was corroborated by the further decrease in the utilisation of production capacity to 82,0 per cent in the fourth quarter of 2008 — a level last recorded in the second half of 2003. For 2008 as a whole, the utilisation of production capacity in manufacturing amounted to 84,5 per cent compared with 86,2 per cent in 2007. According to the Bureau for Economic Research (BER), manufacturers expect business conditions six months hence to weaken further, despite waning cost pressures, as the sector continues to face adverse domestic and global economic conditions. These developments will most likely translate into a decline in the number of hours worked and contribute to further job shedding.
Employment growth in the construction sector faltered during the second quarter of 2008, but registered an annualised increase of 2,5 per cent in the third quarter. On balance, employment in this sector remained virtually unchanged in the year to the third quarter of 2008. Ongoing infrastructural projects and buoyant activity in the non-residential sector accounted for the roughly 2 900 jobs created in the third quarter of 2008. The volume of national cement sales and building plans passed — indicators of activity in the building sector — decreased significantly in recent quarters. When the fourth quarter of 2008 is compared with the previous quarter, cement sales decreased by 7,6 per cent. In addition, the real value of building plans passed in the residential sector decreased by around 25,3 per cent in 2008 compared with 2007. However, public-sector investment worth R787 billion over the next three fiscal years was announced in the Budget Review 2009. Aimed at improving the efficiency of public service delivery and creating an enabling environment for sustained economic growth, this could counter the dwindling private-sector fixed investment and support employment creation in the construction sector.
The tight economic conditions faced by households also had a bearing on employment growth in the trade, catering and accommodation services sector, where two consecutive quarters of negative growth were registered at annualised rates of 3,7 per cent in the second quarter of 2008 and 1,2 per cent in the third quarter. The fourth-quarter BER Retail Survey reported resilient levels of business confidence among wholesalers and retailers in spite of subdued trading conditions in these sectors.
Retail sector: Selected indicators

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South African Reserve Bank

However, both retailers and wholesalers expected business confidence, the growth in volume of sales and the growth in the number of people employed to deteriorate further during the first quarter of 2009.
Job advertisement space in the print media, a proxy for prospective employment opportunities, decreased by as much as 25 per cent in the year to the fourth quarter of 2008 confirming the slowdown in formal non-agricultural employment growth. The Rand Merchant Bank/BER Business Confidence Index also fell back substantially during 2008 and worsened to an index level of 27 during the first quarter of 2009 — a ten-year low — not auguring well for employment growth in the coming months.
Quarterly employment gains were recorded in all tiers of the public sector in the third quarter of 2008. Notable was the second consecutive double-digit rate of increase in employment in the other public-sector business enterprises sector. This resulted in public-sector employment growth accelerating to a seasonally adjusted and annualised rate of 7,8 per cent in the third quarter of 2008. The bulk of the additional 34 000 jobs that were created in the third quarter of 2008 was in the provinces and at local government level where employment numbers increased at annualised rates of 5,0 per cent and 26,9 per cent respectively. Employment growth at local government level accounted for almost 40 per cent of the increase in total public-sector employment over this period.
Labour statistics from household-based surveys
The two key official sources of labour statistics in South Africa are the Quarterly Labour Force Survey (QLFS ) and the Quarterly Employment Statistics (QES) survey. The QES is an establishment-based survey and obtains data from employers to estimate trends in employment, wages, productivity and unit labour costs. The QES covers enterprises registered for income tax, with the exception of agricultural businesses, and provides the data underpinning the analyses on employment and labour cost and productivity in the Quarterly Bulletin.
Quarterly analysis of the labour market can be extended through the QLFS, which is a household-based survey based on a sample of approximately 30 000 households. It complements the QES as a source of information on broader labour market participation, unemployment and employment throughout the economy. Apart from the formal non-agricultural sector, employment elsewhere in the economy (notably in the informal, agricultural and domestic services sectors) is also captured. The revised QLFS was launched in August 2008 with a quarterly frequency, replacing the previous biannual Labour Force Survey (spanning the period 2000 to 2007)
The QLFS incorporating data for the fourth quarter of 2008 has recently been released, and showed an increase in overall employment and a decrease in the unemployment rate from the third to the fourth quarter of 2008 (see the table on page 17). While this seems to contradict the contraction in the seasonally adjusted real gross domestic product in the final quarter of 2008, it should be remembered that the quarterly seasonal characteristics of the QLFS data are unknown; several years of quarterly QLFS data would be required to establish these characteristics. The most recent survey was the first time that data surveying the labour force had been obtained for the October—December quarter of the year.
More generally, given the substantial differences in sources and methods used, considerable caution should be exercised whenever QES and QLFS data are compared.

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South African Reserve Bank

Key labour market indicators from the Quarterly Labour Force Survey

2008
	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Thousands

Labour force	17 810	17 840	17 770	17 720
Total employed	13 620	13 730	13 650	13 850
Formal sector excluding agriculture	9 340	9 410	9 440	9 540
Informal sector excluding agriculture	2 320	2 340	2 170	2 250
Agriculture	800	790	770	760
Private households	1 160	1 190	1 270	1 300
Unemployed	4 190	4 110	4 120	3 870
Not economically active	12 800	12 860	13 020	13 180
Discouraged work-seekers	1 180	1 080	1 070	1 170
Unemployment rate (per cent)	23,5	23,1	23,2	21,9
Source: Statistics South Africa
Numbers may not add up to the totals due to rounding
References
Morris, J. 2003. Reconciling labour volume measurement: the issues and examples. Auckland: Labour Market Statistics Division, Statistics New Zealand.
Statistics South Africa. Quarterly Employment Statistics. Various issues. Pretoria: Statistics South Africa.
Statistics South Africa. Quarterly Labour Force Survey. Various issues. Pretoria: Statistics South Africa.
Statistics South Africa. 2008. Quarterly Labour Force Survey: QLFS and LFS differences at a glance. August. Pretoria: Statistics South Africa.
Labour cost and productivity
Measured over a four-quarter period, the rate of increase in nominal remuneration per worker in the formal non-agricultural sector accelerated markedly from 7,2 per cent in the fourth quarter of 2007 to 13,5 per cent in the third quarter of 2008. In the first three quarters of 2008, nominal remuneration per worker rose at double-digit rates; rates of increase above 10 per cent were previously recorded in the final quarter of 2004. At these rates of increase, nominal wage growth per worker was in excess of year-on-year CPIX inflation during the first three quarters of 2008, resulting in real increases in the take-home pay of those that were gainfully employed. In the year to the third quarter of 2008, the rate of increase in nominal remuneration per worker was bolstered by private-sector and public-sector wage growth at rates as high as 13,5 per cent and 12,5 per cent respectively. However, in the first nine months of 2008, public-sector wage growth advanced ahead of private-sector wage growth.
In the third quarter of 2008, year-on-year increases in nominal remuneration per worker in the private sector ranged between 5,5 per cent in the electricity-generating sector and 35,4 per cent in the non-gold mining sector. Other notably high increases in remuneration growth were recorded in the construction sector as well as the trade, catering and accommodation services sector. Double-digit increases in nominal

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South African Reserve Bank

remuneration per worker in the public sector resulted primarily from steep nominal wage growth in the provinces (16,3 per cent), the government transport, storage and communication sector (12,0 per cent), and in national departments (10,8 per cent).
According to Andrew Levy Employment Publications (a private-sector labour consultancy), the average rate of wage settlements amounted to 9,8 per cent in 2008, compared with 7,3 per cent in 2007. Wage settlement rates ranged from 6,5 per cent in the health and education sector to 13,4 per cent in the building and construction sector.
Following the slow growth in non-agricultural output recorded in the third quarter of 2008, economy-wide labour productivity growth decelerated from a year-on-year rate of 2,1 per cent in the second quarter of 2008 to 0,8 per cent in the third quarter — the lowest rate of increase since the third quarter of 1993. In the manufacturing sector year-on-year labour productivity growth amounted to 4,8 per cent in the third quarter of 2008.
The deterioration in labour productivity growth in the third quarter of 2008 contributed to a higher increase in nominal unit labour cost, which accelerated to a year-on-year rate of 12,5 per cent. Albeit at a lower level, the rate of increase in nominal unit labour cost in the manufacturing sector accelerated to 6,7 per cent in the same period. At these rates, nominal unit labour cost increases were in excess of the inflation target range, fuelling inflationary pressures in the domestic economy.
Non-agricultural nominal unit labour cost
Prices
In the second half of 2008 global inflationary pressures eased in both developed and emerging-market economies as global economic activity slowed severely and commodity prices fell. During the latter part of the year, South African consumer and producer price inflation moved in tandem with global price developments. Year-on-year producer price inflation peaked at 19,1 per cent in August 2008 before decelerating to 11,0 per cent in December. Over the same period, CPIX inflation followed suit, reaching a twelve-month rate of 13,6 per cent in August 2008 before moderating to a rate of 10,3 per cent in December.

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South African Reserve Bank

Producer and consumer prices
Annual average percentage changes

	Headline producer price index	CPIX

2000	6,7	7,8
2001	7,6	6,6
2002	13,5	9,3
2003	2,3	6,8
2004	2,3	4,3
2005	3,6	3,9
2006	7,7	4,6
2007	10,9	6,5
2008	14,3	11,5
The acceleration in producer price and CPIX inflation in the first eight months of 2008 resulted in substantially higher annual average increases compared with previous years. Producer price inflation amounted, on average, to 14,3 per cent in 2008, compared with 10,9 per cent in 2007, while CPIX inflation almost doubled from 6,5 per cent in 2007 to 11,3 per cent in 2008. In February 2009, Stats SA launched a new headline consumer price index, the CPI for all urban areas, which has also replaced CPIX as the inflation target measure. The new headline CPI is based on the Classification of Individual Consumption by Purpose (COICOP) and is discussed in the box on page 21. The new measure recorded a year-on-year inflation rate of 8,1 per cent in January 2009.
Prices

*	Inflation in CPIX up to December 2008; CPI for all urban areas from January 2009
Headline producer price inflation decelerated considerably to a year-on-year rate of 9,2 per cent in January 2009. The deceleration in agricultural and mining producer price inflation contributed to the moderation in headline producer price inflation in the latter part of 2008 and into January 2009. Agricultural producer price inflation peaked in February 2008 at a twelve-month rate of 19,2 per cent, thereafter decelerating substantially, briefly registering deflation in October and November, before

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South African Reserve Bank

accelerating sharply to an inflation rate of 9,5 per cent in January 2009. Mining producer price inflation peaked at a year-on-year rate of 23,0 per cent in May 2008 before decelerating markedly to a twelve-month rate of decrease of 5,1 per cent in January. Year-on-year manufacturing producer price inflation remained stubbornly high at double-digit levels, moderating from 20,4 per cent in August 2008 to 12,6 per cent in January. Price increases that underpinned manufacturing producer price inflation include those for wood and paper products, basic metals, metal products, non-electrical machinery and equipment, as well as food. Twelve-month producer price inflation for electricity, gas and water amounted to 24,1 per cent in January 2008, driven largely by the substantial increases in electricity prices.
When measured from quarter to quarter and annualised, headline producer price inflation accelerated strongly to 32,2 per cent in the second quarter of 2008. Subsequently, this annualised rate of increase decelerated considerably to 11,0 per cent in the fourth quarter of 2008.
Producer price inflation of imported commodities amounted to a year-on-year rate of 24,0 per cent in June 2008 due to marked increases in the prices of mining commodities, products of petroleum and coal, manufactured food, and chemicals and chemical products. This rate of price inflation subsequently moderated to 3,4 per cent in December 2008 and reverted to a negative 5,0 per cent in January 2009 as commodity prices fell. The prices of imported mining commodities increased by as much as 89,1 per cent in the year to June 2008, before similarly reverting to a negative 23,0 per cent in January 2009. This indicated the impact of the massive decline in the prices of international crude oil and other commodities in the second half of 2008. After having increased at a year-on-year rate of 43,4 per cent as recently as March 2008, the producer prices of imported agricultural commodities decreased at a rate of 12,6 per cent in January 2009.
Producer food price inflation accelerated markedly to a twelve-month rate of 21,4 per cent in January 2008, as prices of both agricultural and manufactured food rose. However, decreases in agricultural commodity prices in subsequent months enabled food prices at the agricultural level to fall by 5,7 per cent over the twelve months to December 2008. However, in January 2009 year-on-year agricultural food price inflation rebounded to 13,2 per cent. Manufactured producer food price inflation also accelerated initially, reaching a rate of 20,8 per cent in July 2008, before decelerating to 12,0 per cent in January 2009.
The acceleration in inflation in the producer prices of manufactured food products translated into significant food price increases at the retail level. Consequently, CPIX consumer food price inflation accelerated significantly to 19,2 per cent in August 2008, with pronounced increases in processed food prices, which at that stage rose at a year-on-year rate of 23,3 per cent. Although agricultural producer food price inflation started to moderate as early as April 2008 and twelve-month inflation actually turned negative in the five months to December 2008, higher transport costs and mounting nominal wages resulted in unprocessed consumer food price inflation accelerating to a twelve-month rate of 14,5 per cent in August 2008. Between August and December 2008, CPIX consumer food price inflation remained fairly elevated, amounting to a twelve-month rate of 16,8 per cent in December. In the year to January 2009 headline CPI food price inflation amounted to 16,1 per cent.

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South African Reserve Bank

Food prices
Percentage change over twelve months

		Domestic producer prices of food			CPIX consumer food prices
		Agricultural	Manufactured		Processed	Unprocessed
Period		food	food	Total	food	food	Total

2007:	Year	21,4	13,9	16,2	8,8	12,1	10,4
2008:	Jan	25,6	18,7	21,4	13,4	13,9	13,6
	Feb	18,6	20,3	20,0	14,2	14,5	14,3
	Mar	18,0	20,4	20,2	16,5	14,7	15,6
	Apr	6,0	19,5	14,5	17,8	13,6	15,9
	May	0,7	19,1	11,8	20,5	12,9	16,9
	Jun	2,0	19,4	12,6	21,9	13,9	18,2
	Jul	1,8	20,8	13,4	22,9	13,6	18,5
	Aug	-2,6	20,5	11,6	23,3	14,5	19,2
	Sep	-4,5	19,6	10,3	22,6	12,7	17,9
	Oct	-10,5	15,6	5,4	22,0	11,7	17,1
	Nov	-6,4	13,4	5,7	21,3	11,9	16,9
	Dec	-5,7	12,8	5,7	20,3	12,9	16,8
	Year	2,9	18,2	12,4	19,7	13,4	16,8
2009:	Jan	13,2	12,0	12,5	19,6 *	13,0 *	16,1	*

*	CPI for all urban areas
Consumer price index for all urban areas
In February 2009 Statistics South Africa (Stats SA) introduced a new and improved consumer price index (CPI) with the publication of the CPI for January 2009. The CPI for all urban areas became the new headline measure of change in the prices of consumer goods and services. Four fundamental changes encapsulate the new consumer price inflation measure, namely: (1) the replacement of the International Trade Classification with the Classification of Individual Consumption by Purpose (COICOP); (2) the reweighting of the CPI with new expenditure weights, primarily based on the Income and Expenditure Survey (IES) of 2005/06; (3) the rebasing of the CPI to the 2008 calendar year; and (4) the introduction of owners’ equivalent rent to estimate housing-related costs.
As from January 2009 the items in the CPI basket are grouped together and presented according to the COICOP classification, which is the international norm for the classification of goods and services measured in the CPI. A material change is the introduction of a new category for restaurants and hotels. Also, the insurance for property, vehicles and health, which previously formed part of these respective categories, has been reclassified under the category for miscellaneous items.
The main objective of the IES is to collect information on household spending patterns for use in the calculation of CPI weights to reflect changes in expenditure patterns and preferences over time. While a previous IES was conducted in 2000, its successor was conducted between September 2005 and August 2006, based on the diary method and covering some 25 000 households. Stats SA employed both the plutocratic and democratic approaches2 in the selection of the contents of the new basket. This process allowed for new inclusions in the CPI basket, for example, minibus taxi fares, restaurant and take-away meals, funeral costs, hotel rooms, sports and events tickets, digital video disc (DVD) players, and Internet service provider costs. Despite these additional goods and services, the new national CPI basket was reduced to 403 items from 1 200 items previously, but with a criterion that if a product appears in at least one province it must be included in the national basket. In addition, each of the nine provinces has its own basket, which allows for

2	With the plutocratic approach the items included are those that attract the largest proportion of total expenditure; with the democratic approach the items included are those consumed by the largest number of households.

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South African Reserve Bank

the CPI to be more representative of the buying patterns in the different areas of the country. Stats SA aims to maintain the number of actual prices collected at around 100 000 per month.
Comparison of weights for the new and old CPI and CPIX measures based on the COICOP approach

	All urban areas
	New CPI		Old CPIX
	(new		(previous
	inflation		inflation
	target		target
	measure)	Old CPI	measure)

Food and non-alcoholic beverages	15,68	22,09	26,92
Alcoholic beverages and tobacco	5,58	2,54	3,05
Clothing and footwear	4,11	3,25	4,06
Housing and utilities	22,56	25,36	15,55
Household contents, equipment and maintenance	5,86	7,39	8,37
Health	1,47	5,72	6,13
Transport	18,80	14,50	15,01
Communication	3,22	2,98	3,19
Recreation and culture	4,19	3,70	3,79
Education	2,19	3,48	3,77
Restaurants and hotels	2,78	0,00	0,00
Miscellaneous	13,56	8,99	10,16
Goods	54,20	59,42	66,24
Services	45,80	40,58	33,76
Total	100,00	100,00	100,00
A range of methodological changes were also instituted in the new CPI, with the most significant change being the treatment of the costs of owner-occupied housing by means of the so-called owners’ equivalent rent (OER) approach. In the former headline CPI, homeowners’ costs were measured using the interest rates on mortgage advances. However, this was excluded from the officially targeted CPIX measure to avoid perverse circularity effects on inflation when interest
Targeted measure of inflation

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South African Reserve Bank

rates are changed. Ideally, CPI should measure the price or cost of the services received by the homeowner occupying his or her own home, and exclude the cost associated with investment in a home as a durable asset. OER refers to the opportunity cost incurred by an owner of a house who chooses to live in his or her house rather than rent it out.
Other methodological changes employed in this exercise were aimed at improving the accuracy and relevance of each price data point that is included in the CPI basket. These included the conducting of price surveys with better sampling procedures and standardised calculation methods. Notable changes include
1.	conducting a survey among doctors and dentists of prices charged instead of using the Department of Health’s recommended price list (NHRPL);

2.	tracking the average price of the top 10 or top 20 bestsellers’ list for books, DVDs and compact discs (CDs) instead of tracking the price of a particular set of titles over a long period of time; and

3.	the pricing of university fees by course (e.g. Accounting 1) rather than by degree (e.g. first-year Bachelor of Commerce).
Facilitated by the exclusion of home mortgage interest cost from the calculation of the CPI, the new headline3 CPI for all urban areas now also serves as the new inflation target measure for monetary policy purposes.
References
Statistics South Africa. 2009. Methods and sources manual, February. Pretoria: Statistics South Africa.
Statistics South Africa. 2008. “Rent in the South African CPI: concepts and trends”, December. Pretoria: Statistics South Africa.
Statistics South Africa. 2009. “Shopping for two: the CPI new basket parallel survey; results and comparisons with published CPI data”, February. Pretoria: Statistics South Africa.
CPIX inflation has remained above the inflation target range for 21 consecutive months and exceeded the upper limit of the range by as much as 7,6 percentage points when it peaked in August 2008. However, this differential narrowed to 4,3 percentage points by December 2008. Headline CPI inflation — the new target measure — breached the upper band of the inflation target by 2,1 percentage points in January 2009.
Year-on-year CPIX goods price inflation accelerated significantly to 17,3 per cent in August 2008, driven by sharp increases in petrol prices in the first half of 2008 combined with the rapid increases in CPIX consumer food prices. The inland price of 93 octane unleaded petrol peaked at R10,50 per litre in July 2008, before falling to R5,82 per litre in January 2009. In the subsequent two months the petrol price rose to R6,88 per litre. Within the goods basket, marked food price increases persisted, particularly for grain products, fish and other seafood, milk cheese and eggs, fats and oils, hot beverages and other food products. In the second half of 2008, notable increases were recorded in the prices of other goods, such as alcoholic beverages and tobacco, clothing and footwear, transport running costs, fuel and power (specifically related to the electricity price increases), personal care and household consumables. Despite these additional price increases, CPIX goods price inflation moderated to a twelve-month rate of 12,6 per cent in December 2008. The twelve-month rate of headline CPI goods price inflation amounted to 7,9 per

3	Previously the headline CPI referred to the CPI (which included mortgage interest cost) for metropolitan areas only. The targeted CPIX measure (which excluded mortgage interest cost) was for metropolitan as well as other urban areas; in other words, it already included all urban areas.

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South African Reserve Bank

cent in January 2009. When the impact of rising food and petrol prices is excluded, year- on-year CPIX inflation amounted to 8,7 per cent in December 2008.
CPIX excluding petrol and food
After having breached the upper limit of the inflation target range in April 2008, CPIX services price inflation hovered around this level during the subsequent five months, amounting to a year-on-year rate of 6,0 per cent in December 2008. Price increases in excess of the 6 per cent level were registered in homeowners’ cost, domestic workers’ wages, medical and education services, as well as certain low-weighted elements of other services such as dry cleaning and hairdressing. In January, year-on-year headline CPI services inflation amounted to 8,2 per cent.
Inflation in the prices of administered goods and services accelerated to an elevated year-on-year rate of 22,1 per cent in August 2008. These marked price increases were
Administered prices

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South African Reserve Bank

initially influenced by the considerable increases in the price of petrol and later of electricity. Electricity price inflation accelerated from a year-on-year rate of 7,1 per cent in June 2008 to no less than 31,5 per cent in September. Subsequently, the rate of increase in the administered price index decelerated considerably in the ensuing months and amounted to 8,3 per cent in December 2008. However, if petrol prices were to be excluded from the calculation, administered prices would have increased at a year-on-year rate of 12,7 per cent in December 2008.
As indicated in the accompanying table, six of the ten main components of the overall CPIX constituting as much as 71 per cent of the overall index increased at year-on-year rates well in excess of 6 per cent in 2008. Annual average inflation in the prices of only two components, with a combined weight of 9 per cent, fell below the lower boundary of the inflation target range in 2008, while only two components, constituting a weight of 20 per cent of the basket, remained within the inflation target range. Annual average inflation in the prices of food and soft drinks, with the highest individual category weight of 26,9 per cent, accelerated from 10,6 per cent in 2007 to 16,4 per cent in 2008.
Inflation in CPIX components
Percentage change over one year

	Weights	2007	2008

Transport running cost	5,7	10,0	29,7
Food and soft drinks	26,9	10,1	16,4
Clothing and footwear	4,1	-8,1	11,9
Total other goods (not included elsewhere)	17,5	5,5	10,7
Alcoholic beverages and tobacco	3,1	8,4	8,0
Total housing services	13,4	6,3	7,4
Services excluding housing and transport	16,5	5,3	5,8
Total transport services	3,9	3,9	4,1
Vehicles	5,7	0,4	0,7
Furniture and equipment	3,2	-0,2	0,3
Total CPIX	100,0	6,5	11,3
Bold italics denote values inside the inflation target range of between 3 and 6 per cent in 2008
Annual average inflation in transport running cost (which includes petrol), almost tripled from 10,1 per cent in 2007 to a staggering 29,8 per cent in 2008. Annual average inflation in the prices of two categories, namely clothing and footwear, and furniture and equipment, actually reverted from deflation at rates of 8,1 per cent and 0,2 per cent in 2007, to inflation at rates of 11,9 per cent and 0,3 per cent in 2008 respectively. Only alcoholic beverages and tobacco price inflation decelerated from 2007 to 2008, whereas prices in all the other categories increased at higher rates in 2008 compared with the preceding year.
Average annual CPIX inflation expectations for 2008, of all participants surveyed in the final quarter of 2008, increased by 2,9 percentage points from 7,8 per cent expected in the first quarter of 2008 to 10,7 per cent expected in the fourth quarter of 2008. CPIX

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South African Reserve Bank

inflation was expected to fall to 7,2 per cent in 2010. Among the three groups, CPIX inflation expectations for 2009 ranged between 7,1 per cent and 8,8 per cent. Only the financial analysts group expected inflation to return to within the inflation target range in 2010.
CPIX inflation expectations
Per cent, as surveyed in the fourth quarter of 2008

	Financial	Business	Trade union	All surveyed
	analysts	representatives	representatives	participants

Average inflation expected for:
2008	11,4	9,7	11,0	10,7
2009	7,1	8,8	8,7	8,2
2010	5,9	7,8	7,7	7,2
Source: Bureau for Economic Research

26	Quarterly Bulletin March 2009

South African Reserve Bank

Foreign trade and payments
International economic developments
Global economic activity deteriorated sharply in the fourth quarter of 2008 as the international credit crisis intensified following the bankruptcy of Lehman Brothers in the United States (US) in mid-September 2008. The International Monetary Fund (IMF) and other economic forecasters consequently downgraded their projections. According to the latest IMF World Economic Outlook Update (January 2009), global output growth is expected to slow further from 3,4 per cent in 2008 to 0,5 per cent in 2009, before rebounding to 3,0 per cent in 2010. In several advanced economies real output is projected to contract in 2009, while economic growth is expected to moderate significantly in emerging-market and developing countries.
Economic activity in the US contracted for the second consecutive quarter in the final quarter of 2008 mainly due to negative contributions from exports, personal consumption expenditure and gross private domestic fixed investment. According to the National Bureau of Economic Research, economic activity in the US had peaked in December 2007 and the economy thereafter entered a recession. Real gross domestic production in Japan also contracted sharply in the fourth quarter of 2008 — the third consecutive quarterly decline — mainly as a result of negative contributions from net exports and private investment. Real output in the euro area also contracted for the third consecutive quarter in the final quarter of 2008. Economic activity was adversely affected by a decline in net exports, gross fixed capital formation and consumption expenditure. The deterioration in the global economic environment and the negative economic growth in advanced economies, especially in the G3 economies (the US, Japan and the euro area), caused a sharp slowdown in the volume of world trade, which has been a key driver of growth in most emerging-market economies.
Accordingly, the growth prospects of emerging-market economies deteriorated considerably and, as a group, these countries faced a further moderation in output growth in the third quarter of 2008. In the emerging Asian region China’s economic growth momentum continued to ease in the final quarter of 2008, while some of the other countries registered negative economic growth rates. The IMF projects that economic growth in Africa will fall to 3,4 per cent in 2009, following nine years of growth above that level.
Following substantial increases in the first half of 2008, headline consumer prices in advanced economies have moderated considerably since mid-2008, following lower international energy and food prices. Similar trends were also observed in most of the major emerging-market economies, with annual consumer price inflation continuing to decelerate towards the end of 2008. Nevertheless, regional average inflation rates in 2008 were substantially higher than in the previous year, and the most recent headline inflation rates remained at elevated levels in some countries (including many on the African continent) despite the recent easing in commodity prices.
In an effort to support economic growth, most countries have administered fiscal and monetary stimulus. Central banks around the globe continued to ease their monetary policy stance aggressively. Since January 2009, policy rates have been reduced further by central banks in many countries, including Australia, Brazil, Canada, Chile, the Czech Republic, Denmark, the euro area, Hungary, India, Indonesia, Israel, Malaysia, Mexico, New Zealand, Poland, South Korea, Sweden, Switzerland, Taiwan, Thailand, Turkey and the United Kingdom. The US eased its stance further in December 2008 by adopting a target range for the federal funds rate of zero to 0,25 per cent per annum.

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South African Reserve Bank

Current account4
South Africa’s balance of payments was strongly influenced by the developments in the global economy in the second half of 2008. As a consequence of the sharp deterioration in real output growth of South Africa’s major trading partners during the latter part of 2008 the volume of merchandise exports contracted noticeably in the fourth quarter of the year, notwithstanding the depreciation in the external value of the rand. The weakening of the export performance was, however, more than countered by a contraction in the value of imports due to a substantial drop in the international price of crude oil and a moderation in the domestic demand for imported manufactured goods. On balance, the trade deficit narrowed from R36,7 billion in the third quarter of 2008 to R19,6 billion in the fourth quarter. For the year as a whole, the deficit on the trade account amounted to R35,6 billion in 2008, compared with a shortfall of R40,5 billion recorded in 2007.
Balance of payments on current account
Seasonally adjusted and annualised
R billions

	2007			2008

	Year	1st qr	2nd qr	3rd qr	4th qr	Year

Merchandise exports	493,9	568,4	680,1	706,3	668,2	655,8
Net gold exports	39,9	46,1	47,5	49,4	51,2	48,5
Merchandise imports	-574,3	-668,1	-759,9	-792,4	-739,0	-739,9
Trade balance	-40,5	-53,6	-32,3	-36,7	-19,6	-35,6
Net service, income and current transfer payments	-105,6	-138,8	-133,9	-143,9	-117,7	-133,6
Balance on current account	-146,1	-192,4	-166,2	-180,6	-137,3	-169,2
As a percentage of gross domestic product	-7,3	-8,8	-7,3	-7,8	-5,8	-7,4
The shortfall on the services, income and current transfer account with the rest of the world also narrowed in the fourth quarter of 2008, mainly as a result of lower dividend payments to non-resident investors in South African equity securities. The simultaneous
Ratio of current-account balance to gross domestic product

4	the contrary, the current-account data referred to in this section are seasonally adjusted and annualised.

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South African Reserve Bank

improvement in the trade deficit and in the negative imbalance on the services account resulted in a narrowing of the deficit on the current account of the balance of payments from R180,6 billion in the third quarter of 2008 to R137,3 billion in the fourth quarter. Expressed as a ratio of gross domestic product, the current-account deficit shrank from 7,8 per cent to 5,8 per cent over the period. Notwithstanding this improvement, the ratio for 2008 as a whole edged slightly higher to 7,4 per cent compared with 7,3 per cent recorded in 2007.
Declining international commodity prices coupled with weaker global demand compressed the export earnings of South African producers in the fourth quarter of 2008. Having increased for four consecutive quarters, the value of merchandise exports receded by 5,4 per cent to R668,2 billion in the fourth quarter of 2008. The slowdown in foreign demand caused the total volume of exports to decrease by 6,3 per cent — the physical quantity of both mining and manufactured goods exported shrank over the period, despite higher international sales of vehicles and transport equipment. In addition to the general slowdown in global demand, exports of South African goods were also affected by the tightening of global lending criteria which, in some instances, forced producers in the mining and manufacturing sectors to scale down production, reschedule expansion projects and retrench employees. The adverse domestic and external trading conditions faced by domestic producers were, however, softened somewhat by the decline in the nominal effective exchange rate of the rand in the fourth quarter of 2008, which improved the price competitiveness of South African exporters in international markets. Relative to the country’s gross domestic product, the volume of merchandise exports rose to 21,1 per cent in 2008 — slightly higher than the ratio of roughly 20 per cent recorded in the preceding three years.
The rand price of merchandise exports advanced by about 1,0 per cent in the fourth quarter of 2008, essentially on account of a significant depreciation in the exchange value of the rand. Simultaneously, the US dollar strengthened alongside heightened concerns about the contraction in demand for industrial materials and a further decline in the prices of most commodities. In US dollar terms, South Africa’s export commodity price index declined sharply in the second half of 2008 due to slowing global economic growth and financial tensions that led to weak global energy demand and, ultimately, a substantial reduction in crude oil and other energy prices.
Prices of selected commodities

*	Average for January and February 2009

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South African Reserve Bank

The average US dollar price of South African-produced commodities decreased by 24,1 per cent from the third quarter of 2008 to the fourth quarter. Over the same period, the price of platinum fell by 44 per cent from an average of US$1 522 per fine ounce to US$858 per fine ounce, whereas the prices of other key commodities, namely coal, copper and nickel also fell by 43, 49 and 43 per cent respectively. The average price of gold on the London market declined by 8,5 per cent, from US$869 per fine ounce in the third quarter of 2008 to US$796 per fine ounce in the fourth quarter.
By contrast, the average realised rand price of gold increased by 19,4 per cent in the fourth quarter of 2008 as the depreciation in the exchange value of the rand and hedging behaviour fully offset the decrease in the price of gold on the London market. Furthermore, the higher realised rand price of gold more than fully countered the contraction in the physical quantity of gold sold internationally, thereby raising the value of net gold export proceeds by 3,6 per cent in the fourth quarter of 2008. The increased value of net gold exports during the ongoing turmoil in world financial markets confirmed the precious metal’s status as a safe haven and long-term store of value.
The combined impact of a moderation in domestic economic activity, tighter credit conditions and the movement in relative prices of goods led to a contraction in the expenditure on goods purchased abroad. The volume of total merchandise imports shrank by 5,8 per cent in the fourth quarter of 2008, mainly weighed down by subdued domestic demand for non-oil merchandise imports. In particular, lower spending on capital and consumer goods was noted over the period. Notwithstanding the deceleration in domestic economic activity, the volume of imported crude oil remained broadly unchanged over this period.
Real imports and exports of goods
Brent crude oil prices continued to decline during the final quarter of 2008 from record levels reached earlier in the year. In an attempt to stabilise the oil market, the Organization of the Petroleum Exporting Countries (OPEC) agreed in December 2008 to lower production. This attempt, as well as several other factors that exerted upward pressure on oil prices, however, failed to lift oil prices above US$50 per barrel in the opening months of 2009. The more subdued international inflationary environment since the second half of

30	Quarterly Bulletin March 2009

South African Reserve Bank

2008 continued to restrain the rand price of merchandise imports in the fourth quarter. In fact, the rand price of imported goods decreased by 1 per cent in the fourth quarter of 2008 after increasing by 3,5 per cent in the third quarter. As a consequence of the decline in the unit price of merchandise imports, which coincided with the contraction in the volume of merchandise imports, the value of merchandise imports receded by 6,7 per cent from R792,4 billion in the third quarter of 2008 to R739,0 billion in the fourth quarter.
Having widened somewhat in the third quarter of 2008, the deficit on the services, income and current transfer account of the balance of payments narrowed by R26,2 billion in the fourth quarter. The smaller deficit could largely be attributed to significantly lower gross dividend payments recorded in the fourth quarter of 2008 compared with the preceding three quarters. Relative to gross domestic product, the deficit on the services, income and current transfer account amounted to 5,9 per cent in 2008 compared with 5,3 per cent in 2007.
Lower dividend payments by the private sector in the fourth quarter of 2008 reflected in part lower profit margins following the deterioration in domestic economic activity. In addition, gross interest payments also contracted somewhat over the period as domestic and international interest rates trended lower. Total interest payments for 2008 as a whole, however, still increased at a rate of about 30 per cent mainly due to an increase in the outstanding foreign liabilities of the South African private-banking sector. The magnitude of non-resident loans to, and deposits with, the domestic private-banking sector relative to the total amount of outstanding foreign debt rose from an average of 27 per cent in 2007 to almost 33 per cent in 2008.
Gross payments for freight-related services rendered by non-resident parties also declined in the fourth quarter of 2008 due to the lower volume of merchandise trade, and falling fuel and energy prices. Net service payments were further moderated by the depreciation in the exchange value of the rand during the fourth quarter of 2008, which discouraged residents from travelling abroad and made South Africa a more affordable destination for tourists. In addition, the receipts for other services rendered rose, among other things, on account of an increase in financial fees charged by domestic brokers, following the high value of share transactions by non-resident investors.
Net service, income and current transfer payments

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South African Reserve Bank

Despite the rapid decline in the price of export commodities, South Africa’s terms of trade improved slightly in the fourth quarter of 2008. Similarly, an improvement in the country’s terms of trade was recorded for 2008 as a whole.
Financial account
The financial account of the balance of payments5 recorded capital inflows to the value of R195,1 billion in 2008, slightly more than the net capital inflow of R193,8 billion registered in 2007. The inward movement of capital in 2008 was in part affected by the dampening effect of the global credit turmoil on emerging markets, more specifically during the fourth quarter. As a result of the heightened volatility and uncertainty in international financial markets, net capital inflows were constrained to R39,1 billion in the fourth quarter of 2008 against a net inflow of R60,6 billion recorded in the third quarter. The net inward movement of capital in the fourth quarter of 2008 was largely confined to the categories net direct and other investment. Over the same period, net portfolio investment showed an outward movement of capital for the second consecutive quarter as non-resident investors reduced their exposure to perceived risky assets. On a net basis, the outflow of portfolio investment capital amounted to R108,4 billion in the fourth quarter of 2008 relative to the net outflow of R11,9 billion in the third quarter.
Net financial transactions not related to reserves
R billions

	2007			2008
	Year	1st qr	2nd qr	3rd qr	4th qr	Year
Change in liabilities
Direct investment	40,2	42,5	6,2	22,4	3,3	74,4
Portfolio investment	97,4	-20,4	17,2	-7,6	-57,3	-68,1
Other investment	58,6	27,1	2,5	22,2	2,0	53,8
Change in assets
Direct investment	-20,9	-7,1	-2,8	-11,6	50,7	29,2
Portfolio investment	-24,0	-1,5	-6,5	-4,3	-51,1	-63,4
Other investment	2,1	11,7	7,9	5,4	52,9	77,9
Total financial transactions*	193,8	49,4	46,0	60,6	39,1	195,1

*	Including unrecorded transactions
Foreign-owned assets in South Africa
Foreign direct investment into South Africa recorded an inflow of R3,3 billion in the fourth quarter of 2008, substantially less than the inflow of R22,4 billion recorded in the third quarter. The capital inflow in the fourth quarter could mainly be attributed to the acquisition of equity in South African companies by non-resident investors, which more than offset a reduction of South African subsidiaries’ long- and short-term loan liabilities against overseas parent companies. For 2008 as a whole, direct investment capital inflows amounting to R74,4 billion were recorded, compared with an inflow of R40,2 billion in 2007.
Foreign portfolio investment registered a record quarterly outflow of capital to the value of R57,3 billion in the fourth quarter of 2008 as non-resident investors continued to reduce their holdings of South African equity and debt securities. The sell-off of domestic securities followed the uncertainty in global financial markets surrounding the magnitude of credit losses. On an annual basis, the capital inflow of R97,4 billion in 2007 reverted to a capital outflow of R68,1 billion in 2008. This capital outflow marked the first annual outflow registered since 2001.

5     Including unrecorded transactions.

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South African Reserve Bank

Other investment into South Africa declined sharply from an inflow of R22,2 billion in the third quarter of 2008 to an inflow of R2,0 billion in the fourth quarter. The inflow of capital in the fourth quarter of 2008 could largely be attributed to an increase in foreign-currency-denominated short-term loans of the banking sector, which more than neutralised the repayment of foreign short-term loans received under repurchase agreements and a decline in non-resident foreign-currency-denominated deposits with South African banks.
Balance on financial account
South African-owned assets abroad
Outward direct investment showed an inflow of R50,7 billion in the fourth quarter of 2008. The inward movement of capital in the fourth quarter mainly reflected the disposal by a South African investment holding company of its foreign tobacco interest, and occurred despite the acquisition of a foreign telecommunications company by a South African cellular communications company, as well as the acquisition of foreign assets by a South African paper and pulp manufacturing company. For 2008 as a whole, inflows of capital amounting to R29,2 billion were recorded, compared with an outflow of R20,9 billion in 2007.
Foreign portfolio investment by South African entities increased from an outflow of R4,3 billion in the third quarter of 2008 to an outflow of R51,1 billion in the fourth quarter. The increase in foreign portfolio assets mainly reflected the distribution of the shares in the tobacco company mentioned above to South African shareholders.
Other outward investment from South Africa recorded a substantial inflow of R52,9 billion in the fourth quarter of 2008 as the South African banking sector withdrew part of its deposits abroad. At the same time, the domestic banking sector reduced the foreign short-term loan finance extended to non-resident parties. For 2008 as a whole, inflows amounting to R77,9 billion were recorded; significantly higher than the inflow of R2,1 billion recorded in 2007.
Foreign debt
South Africa’s total outstanding foreign debt advanced by US$1,4 billion during the third quarter of 2008 to a level of US$77,5 billion at the end of the quarter. An increase in the country’s external debt primarily resulted from a rise in rand-denominated foreign debt as the outstanding amount of foreign-currency-denominated debt receded somewhat.

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South African Reserve Bank

Although the increase in rand-denominated foreign debt was spread across all sectors, it occurred predominantly in the public sector as non-resident investors acquired South African bonds. The decrease in foreign-currency-denominated foreign debt largely reflected the revaluation of euro-denominated bond issues following the depreciation of the euro against the US dollar from the end of the second quarter to the end of the third quarter of 2008.
Foreign debt of South Africa
US$ billions at end of period

	2007		2008
	3rd qr	4th qr	1st qr	2nd qr	3rd qr
Foreign-currency-denominated debt	42,8	43,6	44,7	43,0	42,5
Bearer bonds	14,8	15,2	16,0	15,0	14,1
Public sector	5,6	5,6	5,9	5,6	5,4
Monetary sector	13,2	12,7	12,5	12,0	11,9
Non-monetary private sector	9,2	10,1	10,3	10,4	11,1
Rand-denominated debt	29,2	31,7	29,3	33,1	35,0
Bonds	6,8	7,9	6,0	7,9	9,4
Other	22,4	23,8	23,3	25,2	25,6
Total foreign debt	72,0	75,3	74,0	76,1	77,5
As a percentage of gross domestic product	26,8	26,6	25,5	25,8	26,0
Measured in rand, South Africa’s foreign debt increased from R600 billion at the end of June to R645 billion at the end of September 2008, owing mainly to the depreciation of the rand against the US dollar over the period.
International reserves and liquidity
The deficit on the current account of the balance of payments was more than countered by the surplus on the financial account. South Africa’s overall balance of payments (that is,
Gross reserves and international liquidity position of the
South African Reserve Bank

34	Quarterly Bulletin March 2009

South African Reserve Bank

the change in the country’s net international reserves due to balance-of-payments transactions) recorded a further surplus of R5,8 billion in the fourth quarter of 2008, compared with a surplus of R7,8 billion in the third quarter. For 2008 as a whole, the country’s overall balance of payments recorded a surplus of R26,1 billion relative to a surplus of R47,8 billion in 2007.
Measured in US dollar, the value of the gross gold and other foreign reserves of the South African Reserve Bank (the Bank) decreased from US$35,0 billion at the end of July 2008 to US$34,1 billion at the end of December, and decreased further to US$33,8 billion at the end of February 2009. From the end of 2007 to the end of 2008 the aforementioned reserves increased by US$1,1 billion. The Bank’s short-term credit facilities utilised declined further from US$0,8 billion at the end of September 2008 to US$0,6 billion at the end of December. Over the same period, the international liquidity position declined from US$33,6 billion to US$33,5 billion and decreased further to US$33,2 billion at the end of February 2009.
Exchange rates
The recovery in the nominal effective exchange rate of the rand during the second and third quarters of 2008 was reversed in the fourth quarter when the weighted average exchange rate of the rand declined, on balance, by 7,8 per cent. On a monthly basis, however, the movement in the exchange rate of the rand displayed significant volatility, decreasing by 13 per cent during October 2008. This decline largely reflected the deterioration of the prices of export commodities and the intensity of investors’ risk aversion, which, in turn, led to the disposal by non-residents of more domestic equity and debt securities. During November and December 2008, the exchange value of the rand increased by 3,2 per cent and 2,7 per cent, respectively.
Exchange rates of the rand
Percentage change

	31 Mar 2008	30 Jun 2008	30 Sep 2008	31 Dec 2008
	to	to	to	to
	30 Jun 2008	30 Sep 2008	31 Dec 2008	27 Feb 2009
Weighted average*	3,2	0,9	-7,8	-0,2
Euro	3,0	4,4	-8,9	4,1
US dollar	3,1	-5,2	-10,6	-6,5
Chinese yuan	0,8	-5,4	-10,9	-6,2
British pound	2,6	4,7	11,6	-4,8
Japanese yen	9,1	-5,6	-23,1	1,3

*	Against a basket of 15 currencies
For the 2008 calendar year as a whole, the weighted average exchange rate of the rand declined, on balance, by 23,5 per cent compared with a decline of 3,9 per cent in 2007. The external value of the rand declined, on balance, by 4,2 per cent in January 2009, but increased by a roughly similar magnitude in February.
The real effective exchange rate of the rand decreased by 16,5 per cent from the end of 2007 to the end of 2008, leading to a significant improvement in the price competitiveness of South African exporters in international markets over this period.

Quarterly Bulletin March 2009	35

South African Reserve Bank

Nominal and real effective exchange rates of the rand
The average daily turnover in the domestic market for foreign exchange decreased sharply from US$18,1 billion in the third quarter of 2008 to US$13,3 billion in the fourth quarter, as international turmoil dampened participants’ interest, and non-resident investors sold South African equity and debt securities. The proportion of transactions in which nonresidents participated declined from 79,0 per cent to 67,4 per cent over the period. From the third to the fourth quarter of 2008, transactions against the rand in the spot and forward markets declined by 19,9 per cent, while a decrease of 29 per cent was recorded in the swap market.

36	Quarterly Bulletin March 2009

South African Reserve Bank

Monetary developments, interest rates and financial markets
Money supply
Growth in the broadly defined money supply (M3) reached a high point in August 2007 and then started to moderate. The moderation gained some momentum over the course of 2008, alongside a pronounced slowdown in economic activity. Tight credit conditions throughout 2008, a slowing economy and significant negative wealth effects, resulting from the precipitous decline in asset prices, counted among the factors that may have underpinned the moderation in money growth. In the final months of 2008 inflation also began to lose momentum.
Growth in M3
The quarter-to-quarter6 growth in M3 decelerated from a recent peak of 30,1 per cent in the second quarter of 2007 to 13,4 per cent in the fourth quarter of 2008. Twelve-month growth in M3 reached a recent peak at 25,8 per cent in August 2007, from which it slowed significantly to reach a three-year low of 13,6 per cent in December 2008, when private-sector M3 deposits were drained by income tax collections, mirrored by a large increase in government deposits. During January 2009, M3 growth decelerated further to 12,9 per cent.
Term deposits dominated growth in M3 deposits throughout 2008, in an environment where such deposits offered safety of capital and secure returns relative to other asset classes. This was against the backdrop of heightened volatility and uncertainty in financial markets.
Non-remunerated and low-yielding deposits were out of favour for most of 2008, as market participants sought to minimise the more pronounced opportunity cost of holding such deposits. Notes and coin in circulation continued to be relatively subdued for most of the year, but picked up notably in the fourth quarter as transactions demand for cash picked up ahead of the festive season, probably buoyed by the high prices of food, petrol and diesel — items where cash payment is often preferred.
The overall increase in M3 during 2008 amounted to R227,5 billion compared with R318,3 billion in 2007. Growth over twelve months in M3 deposit holdings of the corporate sector declined from 26,3 per cent in January 2008 to 11,7 per cent in

6	The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted and annualised data.

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South African Reserve Bank

December, consistent with the continued domestic and global economic slowdown. Within the corporate sector, the non-bank financial institutions remained the strongest contributors to overall growth in money supply deposits in 2008. Less dramatically, twelve-month growth in the household sector’s M3 deposits decreased from 20,0 per cent to 18,8 per cent over the same period.
Maturity analysis of growth in M3
Per cent at quarter-to-quarter seasonally adjusted annualised rates

	2008
	1st qr	2nd qr	3rd qr	4th qr

Notes and coin	7,4	13,4	4,5	16,3
Cheque and transmission deposits	9,0	6,7	-1,4	7,3
Call and overnight deposits	55,7	-33,3	3,0	-8,1
Other short- and medium-term deposits*	-9,7	72,2	11,9	16,8
Long-term deposits**	59,0	8,3	53,6	44,3
M3	16,2	20,4	12,2	13,4

*	Unexpired maturities of more than one day and up to six months, and savings deposits

**	Unexpired maturities of more than six months
As shown in the table below, rising banking-sector claims on the domestic private sector were the most significant statistical counterpart of the increases in M3 throughout 2008, albeit with a notable downward trend during the year. Net claims on the government sector increased substantially in the fourth quarter of 2008 as banks increased their holdings of government stock and Treasury bills. This was partly counteracted by an increase in government deposits resulting from high income tax collections during December.
Statistical counterparts of change in M3
R billions

	2008
	1st qr	2nd qr	3rd qr	4th qr

Net foreign assets	13,7	-7,9	2,5	-21,2
Net claims on the government sector	31,7	14,8	13,4	17,5
Claims on the private sector	106,9	59,9	32,1	38,3
Net other assets and liabilities	-76,7	15,5	-25,0	12,0
Total change in M3	75,6	82,3	23,0	46,6
The income velocity of circulation of M3, measured as the ratio of nominal gross domestic product to M3, decreased from 1,27 in the second quarter of 2008 to a record low of 1,23 in the fourth quarter, as growth in the nominal gross domestic product was outpaced by growth in M3.
Credit extension
From the middle of 2007 and throughout 2008, growth in the banking sector’s total loans and advances7 extended to the private sector moderated gradually, eventually decelerating to levels previously observed in 2004 when the credit extension upswing was in its early

7	Total loans and advances to the domestic private sector consists of instalment sale credit, leasing finance, mortgage advances, overdrafts, credit card and general advances. The first three categories are referred to as ‘asset-backed credit’, while the last three categories together are referred to as ‘other loans and advances’.

38	Quarterly Bulletin March 2009

South African Reserve Bank

stages. This continued moderation was largely a consequence of the slowdown in the level of economic activity, tighter credit markets and elevated debt-service costs.
The year-on-year growth in total loans and advances decelerated from a peak of 27,7 per cent in June 2007 to 14,0 per cent in December 2008. On a quarter-to-quarter basis, growth in total loans and advances declined markedly from 23,3 per cent in the first quarter of 2008 to 6,2 per cent in the fourth quarter.
Total loans and advances to the private sector
When securitisation transactions are added back, the twelve-month growth in this broader measure of loans and advances steadily moved closer to the growth in the conventional measure and converged during the second half of 2008, as intense financial sector distress caused appetite for new securitisation to fall away. New securitisation fell from a record high of R33,8 billion in 2007 to a meagre R1,6 billion in 2008.
Bank loans and advances to the domestic private sector

	Share of total
	loans and		Outstanding
	advances		balance
	End 2008	End 2007	End 2008	Percentage
	Per cent	R billions	R billions	change

Mortgage advances	52	854	967	13,2
Instalment sale credit and leasing finance	13	234	252	7,5
Other loans and advances	35	554	653	17,9
Overdrafts	7	131	136	3,9
Credit card advances	3	55	57	3,8
General advances	25	368	460	24,9
Total loans and advances	100	1 642	1 872	14,0
Of which: To household sector	54	868	1 002	15,5
To corporate sector	46	774	870	12,3

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South African Reserve Bank

Moderation in total loans and advances to the private sector became evident in all categories of credit during 2008. Mortgage advances, which represent the largest category of total loans and advances, decelerated sharply from a twelve-month rate of 24,5 per cent in January 2008 to 11,9 per cent in January 2009. This was consistent with the continued severe pressure faced by the property market as a consequence of elevated house prices, high mortgage interest rates, tighter credit conditions and more conservative lending criteria applied by the banks, and lower consumer and business confidence.
Slumping sales of motor vehicle and other durable goods underpinned slower growth in instalment sale and leasing finance during 2008. Measured over twelve months, growth in instalment sale and leasing finance decelerated to levels below 10 per cent from November 2008 and came to only 5,0 per cent in January 2009.
Loans and advances to the private sector by type of credit
Growth over twelve months in other loans and advances eased gradually from more than 25 per cent during the first half of 2008 to 17,9 per cent in December 2008, and further to 13,3 per cent in January 2009. At such comparatively robust growth rates, other loans and advances remained the main driver of credit.
As may be expected, both the household sector and corporate sector were affected by the economic slowdown and tightening of credit standards. Bank loans and advances to both sectors decelerated notably in 2008. By December 2008 twelve-month growth in loans and advances to the household sector had decelerated to 15,5 per cent, with the corresponding rate for the corporate sector amounting to 12,3 per cent.
Interest rates and yields
Having reached a plateau at a level of 12 per cent from early June to early December 2008, the repurchase rate was reduced by 50 basis points on 12 December 2008, and by a further 100 basis points on 6 February 2009. The most recent time the repurchase rate was changed by more than 50 basis points was in October 2003, when it was reduced by 150 basis points. Expectations of a sustained downward trend in inflation emanated from a variety of factors, including the widening domestic output gap following the slowdown in the domestic economy and declining international commodity prices. This enabled the Bank to embark on an easing phase of the monetary policy

40	Quarterly Bulletin March 2009

South African Reserve Bank

cycle. The statements of the Monetary Policy Committee (MPC) that discuss developments underlying the December 2008 and February 2009 decisions are reproduced elsewhere in this Bulletin.
Expectations of easing in the monetary policy stance were reflected in other market interest rates, which fell notably from October 2008. The three-month Johannesburg Interbank Agreed Rate (Jibar), for instance, initially reached a high point of 12,38 per cent on 27 October 2008, amid volatility in the global financial markets. The rate then declined by a total of 265 basis points to 9,73 per cent on 14 March 2009. Similarly, the 91-day Treasury bill rate trended downwards and reached 8,82 per cent on 14 March 2009 as uncertainty in financial markets resulted in substantial flows into risk-free assets. At the height of the global economic uncertainty around October 2008, the spread between the Jibar and Treasury bill rate widened to more than 150 basis points, but gradually narrowed thereafter.
Money-market rates and targeted inflation

*	Inflation in CPIX up to December 2008; CPI for all urban areas from January 2009
During the fourth quarter of 2008, rates on forward rate agreements (FRAs) displayed a downward trend across their maturity spectrum and discounted repurchase rate reductions of no less than 50 basis points for the December 2008 MPC. This was consistent with more favourable exchange rate developments. As at the end of January 2009, FRAs broadly continued to discount prospects of further monetary policy easing during 2009. The 1x4-month FRA at the end of January, for instance, was 121 basis points below the three-month Jibar established just after the December 2008 MPC statement had been released, therefore projecting a decline in the repurchase rate of at least 100 basis points by the end of February 2009.
The South African Benchmark Overnight Rate on Deposits (Sabor) fluctuated within a narrow range from the beginning of October to the end of November 2008, and continued to settle within the upper and lower standing facility limits. The Sabor then adjusted lower following the two MPC meetings and stood at 10,26 per cent on 14 March 2009, in tandem with the repurchase rate.

Quarterly Bulletin March 2009	41

South African Reserve Bank

Benchmark overnight rates
From October to December 2008, the implied rate on one-day rand funding in the foreign-exchange swap market (overnight FX rate) displayed extreme volatility amid heightened uncertainty and turmoil in the foreign-exchange markets. The rate generally trended above the Sabor rate and increased by a sizeable 263 basis points from the beginning of October 2008 to a record level of 14,94 per cent on 22 December 2008, before declining to 10,81 per cent on 14 March 2009.
Both the prime overdraft rate and the predominant rate on mortgage loans of the private-sector banks followed the repurchase rate changes in December 2008 and February 2009. The stepwise decreases brought the prime rate to 14,0 per cent from mid-February 2009, a level previously observed in October 2007.
On 6 February 2009, most of the prescribed interest rates as stipulated in the National Credit Act decreased as indicated in the following table:
National Credit Act maximum interest rates: Changes on 6 February 2009

	Maximum rate per annum
	From 12 Dec 2008 to	As from
	5 Feb 2009	6 Feb 2009
Category	Per cent	Per cent

Mortgage agreements	30,3	28,1
Credit facilities	35,3	33,1
Unsecured credit transactions	45,3	43,1
Developmental credit agreements:
For the development of a small business	45,3	43,1
For low-income housing (unsecured)	45,3	43,1
Short-term credit transactions	60,0	60,0
Other credit agreements	35,3	33,1
Incidental credit agreements	24,0	24,0

42	Quarterly Bulletin March 2009

South African Reserve Bank

Similarly, on 13 February 2009 the maximum annual finance charge rates on money loans, credit and leasing transactions — as determined by the Usury Act — declined by one percentage point to 25,0 per cent for amounts below R10 000 and to 22,0 per cent for amounts above R10 000, but not exceeding R500 000.
Interest rates on the RSA government fixed-rate retail bonds are priced off the government bond yield curve on a monthly basis. The following table depicts how rates on fixed-rate bonds have declined since September 2008:
Interest rates on RSA fixed-rate retail bonds
Per cent

	2-year	3-year	5-year
	bond	bond	bond

Effective from:
1 Sep 2008	10,25	10,50	11,00
1 Dec 2008	10,00	10,25	10,75
1 Jan 2009	9,75	10,00	10,50
1 Mar 2009	9,50	9,75	10,25
In the last quarter of 2008, successive releases of lower inflation figures, continued declines in the international price of oil, as well as the downward adjustments in the repurchase rate contributed to a steady downward trend in South African bond yields. The daily average yield on the long-term R157 government bond (maturing in 2015) declined from 9,80 per cent on 23 October 2008 to 7,04 per cent on 18 December. The yield then increased to 7,89 per cent on 10 March 2009, following some depreciation in the exchange value of the rand and a notable increase in the supply of government bonds. Similarly, the daily closing yield on the US government 10-year bond declined from 4,07 per cent on 14 October 2008 to 2,06 per cent on 30 December, before rising to 3,01 per cent on 10 March 2009. The resultant spread between the South African R157 bond yield and the US government 10-year bond yield narrowed from 612 basis points on 23 October 2008 to 488 basis points on 10 March 2009.
From October 2008 to December the level of the yield curve moved lower across the entire maturity spectrum. From mid-December, the zero-to-three-year maturity range recorded further declines as short-term yields gradually adjusted to the lower repurchase rate and expectations of further declines, while the medium-to-long end of the curve moved higher alongside movements in the exchange value of the rand. Consequently, the yield gap, measured as the difference between the yields at the extreme long and short ends of the curve, widened from a negative 304 basis points on 22 October 2008 to a negative 520 basis points on 18 December, before narrowing to a negative 257 basis points on 10 March 2009.
Despite the abrupt depreciation in the exchange value of the rand in the fourth quarter of 2008, inflation expectations continued to moderate alongside successive releases of lower inflation figures since September 2008. The break-even inflation rate in the four-year maturity range fluctuated lower from 7,26 per cent on 23 October 2008 to 4,25 per cent on 10 March 2009, as nominal yields declined and real yields increased.

Quarterly Bulletin March 2009	43

South African Reserve Bank

Break-even inflation
The currency risk premium8 on South African government bonds moved into negative territory in October 2008 after yields on dollar-denominated bonds increased by 258 basis points from September. The premium reached 14 basis points in February 2009, following the considerable drop in the yield on dollar-denominated bonds, while the yield on domestic rand-denominated bonds decline to a lesser extent.
The JP Morgan Emerging Markets Bond Index Plus (EMBI+)9 spread widened from 243 basis points in May 2008 to no less than 718 basis points in November, before narrowing to 649 basis points in February 2009 as investor confidence in financial markets and search for yield improved somewhat. Similarly, the sovereign risk premium on South African government US dollar-denominated bonds in the five-year maturity range trading in international markets widened significantly from 196 basis points in May 2008 to 720 basis points in November, before declining to 472 basis points in February 2009.
Money market
After having peaked at R15,6 billion at the beginning of October 2008, the daily liquidity requirement of the private-sector banks briefly touched a low level of R8,7 billion during
Liquidity requirment, range and amount allotted

8	Measured as the differential between South African government bond yields on rand-denominated debt in the six-year maturity range issued in the domestic market and South African dollar-denominated debt in the eight-year maturity range issued in the US market.

9	EMBI+ measures total returns on US dollar-denominated debt instruments of emerging markets.

44	Quarterly Bulletin March 2009

South African Reserve Bank

January 2009 before increasing to R10,5 billion at the end of February 2009. The liquidity provided by the Bank at the weekly main refinancing tender oscillated between R9,7 billion and R13,5 billion over the same period, with no liquidity strains coming to the fore in the South African money market. Private banks continued to utilise their cash reserve accounts with the Bank to square off their end-of-day liquidity positions. Standing facilities and supplementary reverse repurchase transactions were also intermittently used to accommodate daily liquidity fluctuations.
Notes and coin in circulation drained more than R7 billion in liquidity from the money market between October and December 2008. The strong growth in notes and coin in circulation outside the Bank largely reflected increased demand for cash by the public ahead of, and during, the festive season.
However, this cash-induced tightening effect was countered by essentially two central bank actions. Firstly, as opportunities presented themselves, the Bank purchased foreign exchange amounting to R5,4 billion during the fourth quarter of 2008 and R1,4 billion in the first two months of 2009, thereby injecting liquidity into the money market. Secondly, reverse repurchase transactions to the value of R4,8 billion eased liquidity conditions further.
Between October and December 2008 relatively small amounts of liquidity were drained by a build-up of government deposits with the Bank and the issuance of SARB debentures.
During January and February 2009 notes and coin in circulation declined by R4,4 billion, thereby easing liquidity conditions. Reverse repurchase transactions were increased by R4,6 billion in January and February 2009 to mitigate the effects of the lower demand for cash during that period.
Factors influencing money-market liquidity

Quarterly Bulletin March 2009	45

South African Reserve Bank

The Bank reduced its bilateral foreign borrowings from US$800 million previously to US$650 million maintained from November 2008 to the end of February 2009. During the fourth quarter of 2008 and the first two months of 2009 redemption and coupon interest payments on various government bonds to the value of R30,0 billion were effected from the government tax and loan account, of which only R0,1 billion accrued to the Bank’s own bond portfolio.
Bond market
The City of Johannesburg issued bonds worth R1,4 billion in December 2008, bringing the total outstanding nominal value of all municipal bonds listed on the Bond Exchange of South Africa Limited (BESA) to R8,1 billion at the end of February 2009. Turnover in municipal bonds increased more than fivefold from R3,3 billion in 2007 to R18,9 billion in 2008 and amounted to R9,0 billion in the first two months of 2009.
Public-sector borrowers’ demand for funds in the domestic primary bond market increased in the second half of 2008 and early 2009. This was evident in the weekly supply of government bonds made available on auction, which averaged R472 million in the nine months to September 2008, but rose to an average of R965 million in the ensuing five months to February 2009. Net issuance of bonds by public corporations also increased together with the growing infrastructure expenditure by public corporations. Net issues of fixed-interest securities by the public sector amounted to R17,1 billion in 2008, compared with net redemptions of R2,8 billion in 2007. In the first two months of 2009 the nominal value of public-sector bonds listed decreased by R1,9 billion. This included the impact of the redemption of the R196 bond — the third and last tranche of the R194 bond — on
28 February 2009. The capital redemption value of the bond amounted to R18,7 billion and coupon payments on this and other outstanding government bonds channelled a further R4,0 billion in cash to investors.
The elevated risk premiums in the wake of the global financial crisis, higher inflation and nominal interest rates, together with less optimistic economic growth prospects, probably contributed to a more cautious approach towards bond issuance by private-sector companies in 2008 and early 2009. With securitised assets leading the decline in funding activity, the net issuance of private-sector bonds on BESA of R52,0 billion in 2007 changed to net redemptions of R2,3 billion in 2008 and R0,1 billion in the first two months of 2009.
In contrast to the reduced funding activity through bonds in 2008, the net issuance of commercial paper by non-bank corporations escalated — probably due to investors’ preference for shorter-term exposure to risk. Thus, after recording net redemptions of R2,1 billion in 2007, the nominal value of commercial paper issued by non-bank corporations increased by R24,4 billion in 2008 and a further R2 million in the two months to February 2009. The total outstanding nominal value of all debt listed on BESA increased by R43,4 billion in 2008, before declining by R3,7 billion in the two months to February 2009, bringing the total outstanding nominal amount to R816,9 billion.
Interest in rand-denominated bonds in the European bond markets was subdued from late 2008 into early 2009. Foreign borrowers steered clear of rand-denominated bonds as no issuances were recorded in the six months to February 2009, probably due to unfavourable international market conditions. Net issuance by both residents and nonresidents amounted to R8,1 billion in 2008, compared with R13,2 billion in 2007. Net redemptions of R2,1 billion were recorded in the first two months of 2009. Issuance of rand-denominated bonds in the Japanese Uridashi bond market by non-residents remained strong in 2008, as indicated by the net issuance of R20,5 billion, which was 56 per cent more than the R13,1 billion issued in 2007. In the first two months of 2009 net issuance amounted to R5,4 billion.

46	Quarterly Bulletin March 2009

South African Reserve Bank

Trading activity in the secondary bond market remained brisk in 2008 and benefited from the volatile bond yields. The value of turnover of R21,3 trillion in 2008 was 31 per cent more than in 2007. Turnover in the first two months of 2009 amounted to R2,9 trillion or R17,5 trillion on an annualised basis. Trading activity in the bond market was dominated by the R153 bond (maturing in 2010), with turnover during 2008 that was 154 times the amount in issue, and the second most liquid bond, the R157 bond (maturing in 2015), with a turnover ratio of 73.
Non-residents’ net sales of bonds, amounting to R21,7 billion in October 2008, contributed to record-high net sales of R26,2 billion in the fourth quarter of 2008. This significant reduction in holdings of bonds was probably related to the widespread flight to familiarity among international investors, liquidity considerations and declining bond yields on account of an improvement in inflation expectations. Non-residents’ net sales of domestic debt securities amounted to R23,8 billion in 2008, compared with net purchases of R10,6 billion in 2007. The negative stance towards domestic listed bonds continued in the first two months of 2009 as reflected in further net sales by nonresidents of R9,5 billion. Non-residents’ participation on BESA declined to an average of 11 per cent in the two months to February 2009, compared with an average of 13 per cent in 2008.
Net purchases of shares and bonds by non-residents
Share market
Total equity capital raised in the domestic and international primary share markets by companies listed on the JSE Limited (JSE) was subdued at R76,7 billion in 2008 — its lowest annual level since 2004 and 39 per cent lower than the R124,9 billion raised in 2007. This decrease could mainly be ascribed to the turmoil in global financial markets which exerted downward pressure on share prices. The resources and financial sectors were the main contributors to the capital-raising activity in 2008 at 45 per cent and 30 per cent of total capital raised. Equity financing amounted to R23,3 billion in the first two months of 2009.

Quarterly Bulletin March 2009	47

South African Reserve Bank

Capital raised in the primary share market

*	January and February 2009
Lacklustre listings activity reigned on the JSE in 2008, with a broadly similar number of 23 new listings and 20 delistings — much lower than the 62 new listings and 40 delistings recorded in 2007. The number of companies listed on the JSE at the end of December 2008 amounted to 425 with 335 companies on the main board, 77 companies on AltX and 13 companies on the development and venture capital boards. In the first two months of 2009 only 1 new listing — the first listing on the JSE’s newly launched Africa Board — and 6 delistings were recorded, given low investor confidence.
Volatile share prices were reflected in the total value of shares traded, as turnover of R3,3 trillion in 2008 was 9 per cent more than the R3,0 trillion recorded in 2007. Of the total turnover, only R5,0 billion was recorded on AltX in 2008 — 17 per cent less than the R6,0 billion recorded in 2007. Turnover of only R83,8 million was recorded on the development and venture capital boards in 2008, some 10 per cent less than the value traded in 2007. Total turnover in the first two months of 2009 amounted to a daily average of R8,9 billion, compared with a daily average of R12,4 billion in 2008 and R11,3 billion in 2007. The number of shares traded rose by 18 per cent from 2007 to 2008.
The total market capitalisation of the JSE receded markedly by 36 per cent from a record high of R6,3 trillion in May 2008 to R4,0 trillion in February 2009, due to depressed share prices. Included in this amount is the combined market capitalisation of companies listed on AltX, which also declined from R24,3 billion in August 2008 to R15,2 billion in February 2009. Total market liquidity, measured by the annualised turnover as a percentage of market capitalisation, increased from an average of 52 per cent in 2007 to 62 per cent in 2008, with a record high of 94 per cent in October 2008. However, market liquidity declined to an average of 54 per cent in the first two months of 2009.
Non-residents’ already substantial net sales of shares to the value of R17,1 billion in the third quarter of 2008 were followed by record-high net sales of R33,4 billion in the fourth quarter. The intense net selling of South African shares was alongside increased global risk aversion, spurred on by the ongoing turmoil in global financial markets, weaker share prices and the slowdown in economic growth. In 2008, non-residents recorded net sales of shares amounting to R54,4 billion, as opposed to net purchases of R63,3 billion in 2007. Non-residents’ participation in the share market declined from an average of 19 per cent in 2008 to 18 per cent in February 2009. Non-residents recorded cumulative net purchases of shares to the value of R3,9 billion in the first two months of 2009.
Similar to other emerging-market share prices, the FTSE/JSE all-share price index (Alsi) tracked weaker global equity markets as heightened volatility in financial markets and a

48	Quarterly Bulletin March 2009

South African Reserve Bank

lack of confidence during the second half of 2008 persisted. The Alsi decreased sharply by 46 per cent from an all-time high of 33 233 points on 22 May 2008 to a recent low of 17 814 points on 20 November. Although expected volatility, as measured by the South African Volatility Index, declined from 52 per cent in October 2008 to 42 per cent in February 2009, the Alsi remained volatile and subsequently fluctuated higher by 4 per cent to reach 18 587 points on 10 March 2009. The upswing followed higher commodity prices, the lowering of the repurchase rate and somewhat stronger global equity markets.
Share prices
In US dollar terms, the South African Alsi declined by 62 per cent from 19 May 2008 to 20 November, compared with the Standard & Poor’s (S&P) 500 composite index which declined by 47 per cent over the same period. Losses of financial institutions added to the ailing financial sector and increased concerns about a global recession added to the downward trend. Subsequently, the Alsi increased by 6 per cent while the S&P 500 index receded further by 4 per cent to 10 March 2009.
The historical dividend yield on all classes of shares increased from 2,3 per cent in May 2008 to 4,5 per cent in February 2009. Over the same period, the earnings yield rose significantly from 6,1 per cent to 11,8 per cent. Conversely, the price-earnings ratio of all classes of shares declined from 16,3 in May 2008 to 8,4 in February 2009.
Market for exchange-traded derivatives
In 2008, turnover in financial derivatives on the JSE remained high at R4,9 trillion, alongside volatility in the underlying domestic equity market. Trading activity in this market was mostly dominated by single-stock futures and options contracts, which accounted for 87 per cent of the total number of contracts traded in 2008. The total number of contracts traded in the market for financial derivatives increased by 38 per cent from 2007 to 2008, representing a reassessment of risk by investors amid the global financial market turmoil. Turnover in the financial derivatives market slowed in the first two months of 2009.

Quarterly Bulletin March 2009 49	49

South African Reserve Bank

Trading activity in agricultural commodities futures and options edged higher in the first half of 2008, in tandem with rising prices of agricultural commodities, as a consequence of higher oil prices, demand from the biofuels industry and adverse weather conditions. During the second half of 2008 and early 2009, turnover in agricultural commodities receded together with decreases in grain prices following lower international oil prices.
In January 2009 the Agricultural Products Division of the JSE, after an agreement with the CME Group, expanded its commodity product range by adding corn (maize) futures contracts that are cash settled off the Chicago Board of Trade to its long-standing set of contracts for South African grains, which are physically settled.
Trading activity on Yield-X remained buoyant in 2008, with a record-high 1,6 million contracts traded in October 2008, contributing towards the 6,2 million contracts traded in 2008 as a whole. The total value of turnover on Yield-X represented a sharp increase of 194 per cent in 2008, compared with 26 per cent in 2007. Coupled with volatility in global currency markets, trade in currency futures and options rose significantly, accounting for 93 per cent of total contracts traded in 2008 and allowing market participants to hedge against currency risk. Among the currency futures and options contracts, US dollar/rand contracts dominated trade and represented 87 per cent of total currency contracts traded in 2008. Turnover remained robust in the first two months of 2009.
Turnover in warrants increased by 23 per cent in 2008, compared with a decrease of 61 per cent in 2007. The value of warrants traded, however, recorded moderate decreases in the first two months of 2009 compared with the corresponding period of 2008, alongside the weaker underlying share market and the decline in the number of warrants listed in recent months. Turnover in all derivatives traded on the JSE during the first two months of 2009 is indicated in the accompanying table.
Derivatives turnover on the JSE, January to February 2009

	Value	Change over one year
	R billions	Per cent

Financial futures and options on futures	349	-55
Warrants	0,6	-13
Agricultural commodity futures and options	39	-34
Interest rate derivatives	28	80
Real-estate market
The rate of change in house prices decelerated over the past 18 months following the deepening effects of slowing domestic economic growth, subdued household disposable income, higher debt-servicing costs and more stringent lending criteria applied by banks.
The year-on-year rate of change in the average price of residential property in the middle segment of the market, as measured by Absa, decelerated from 15,8 per cent in March 2007 to a negative 1,3 per cent in February 2009 — the declines since December 2008 were the first absolute declines since September 1992. The month-on-month rate of change slowed from 1,5 per cent in December 2006 to a negative 0,3 per cent in February 2009. In real terms, the average house price on a year-on-year basis rose by 10,3 per cent in February 2007, but this rate reverted to a negative 8,3 per cent in January 2008, as a result of declining nominal house prices and rising consumer prices.

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South African Reserve Bank

Nominal house prices
The year-on-year rate of change in the average house price, as measured by First National Bank, also declined pronouncedly from 11,9 per cent in October 2007 to a negative 6,9 per cent in February 2009. Over the same period, the change in the Standard Bank median house price declined, on a year-on-year basis, from 4,4 per cent to a negative 2,0 per cent.
Non-bank financial intermediaries
Financial asset portfolios of non-bank financial intermediaries10 declined in the fourth quarter of 2008 as asset prices continued to be depressed. These institutions exhibited a preference to hold fixed-income securities and cash or cash-equivalent instruments. As a percentage of total assets, the non-bank financial intermediaries’ holdings of equity accounted for 42 per cent in the fourth quarter of 2008, fixed-interest securities for 22 per cent, while cash and deposits accounted for 20 per cent.
Asset holdings of selected non-bank financial institutions

10	Consisting of unit trusts, insurers, and official and private pension and provident funds.

Quarterly Bulletin March 2009	51

South African Reserve Bank

Public finance
Non-financial public-sector borrowing requirement
The financial activities of the non-financial public sector11 resulted in a cash deficit of R18,2 billion in the third quarter of fiscal 2008/09, in contrast with a cash surplus of R4,0 billion in the same period a year earlier. This brought the cash deficit of the non-financial public sector for April—December 2008 to R52,6 billion, compared with a cash deficit of R7,0 billion recorded in the same period a year earlier. This significant increase in the cash deficit can mainly be attributed to higher deficits recorded by national government and non-financial public enterprises and corporations. As a ratio of gross domestic product, the non-financial public-sector borrowing requirement amounted to 3,0 per cent for the first nine months of the current fiscal year, compared with a borrowing requirement of 0,5 per cent in the corresponding period of the previous fiscal year.
Financial activities of the various levels of the non-financial public sector are summarised in the accompanying table.
Non-financial public-sector borrowing requirement
R billions

Level of government	Apr – Dec 2007*		Apr – Dec 2008*

National government	-9,9		19,8
Extra-budgetary institutions	-3,9		-6,3
Social security funds	-6,3		-7,9
Provincial governments	-6,7		8,4
Local governments	11,6		12,2
Non-financial public enterprises and corporations	22,3		26,5
Total	7,0	**	52,6	**

*	Deficit + surplus —

**	Individual amounts may not add up to the totals due to rounding
The cash deficit of the non-financial public enterprises and corporations increased substantially from R22,3 billion in the first nine months of fiscal 2007/08 to R26,5 billion in the same period of the current fiscal year. Net investment in non-financial assets by the major non-financial public enterprises trended higher and amounted to R56,3 billion in the first nine months of fiscal 2008/09, which represented an increase of 35,3 per cent when compared with the corresponding period of the previous fiscal year. Furthermore, Eskom’s audited outcome for fiscal 2007/08 reflected net investment in non-financial assets of R24,6 billion, compared with R17,5 billion in the previous fiscal year.
During the first nine months of fiscal 2008/09 cash receipts from operating activities of national government increased by 10,4 per cent when compared with the same period in the previous fiscal year. Over this period, cash payments for operating activities were 17,5 per cent more than in the corresponding period a year earlier. Net cash flow from operating activities of national government, together with net investment in non-financial assets, resulted in a cash deficit of R19,8 billion in April—December 2008. This was in stark contrast to a cash surplus of R9,9 billion recorded in the corresponding period of the previous fiscal year, given that cash payments for operating activities accelerated much faster than cash receipts in the current year.

11	The consolidated central, provincial and local government and non-financial public enterprises and corporations.

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South African Reserve Bank

Net investment in non-financial assets by public-sector enterprises

Fiscal years

*	Actual, April–December 2008

**	Budget Review 2008

***	Medium Term Budget Policy Statement 2008
Provincial governments recorded a cash deficit of R4,6 billion in the October—December quarter of 2008, bringing the cash deficit to R8,4 billion for the first nine months of fiscal 2008/09. Cash payments for operating activities, together with investment in non-financial assets, outpaced revenue. A cash surplus of R6,7 billion was recorded in the same period in the previous fiscal year. The main source of provincial governments’ cash receipts —grants from national government — amounted to R184,6 billion in the first nine months of fiscal 2008/09, or 19,6 per cent more than in the same period of the previous fiscal year. The increase in provincial revenue enabled provinces to focus on rehabilitation and maintenance of their road networks, expanding rural development and supporting small business development. For the period under review, net investment in non-financial assets amounted to R18,2 billion — 31,7 per cent higher than in the same period a year earlier.
The financial activities of provincial governments resulted in a decrease in their deposits with private-sector banks, from R8,4 billion at the end of March 2008 to R6,5 billion at the end of December, while their overall indebtedness to banks increased substantially from R0,4 billion to R1,9 billion between these dates. The provincial governments’ deposits with the Corporation for Public Deposits decreased from a positive balance of R2,4 billion to a negative balance of R2,2 billion over the same period.
The estimated cash deficit of local governments amounted to R12,2 billion in the first nine months of fiscal 2008/09, slightly higher than the cash deficit of R11,6 billion recorded in the corresponding period a year earlier. Net investment in non-financial assets reached R29,4 billion in the first nine months of fiscal 2008/09, representing an increase of 18,9 per cent compared with the same period of the previous fiscal year. This increase can be attributed to planned infrastructure spending. The Local Government Budgets and Expenditure Review 2003/04—2009/10, published in August 2008, projected a cash deficit of R38,0 billion for fiscal 2008/09 as a whole.
Preliminary financial data of extra-budgetary institutions indicated a cash surplus of R6,3 billion in the first nine months of fiscal 2008/09 — significantly higher than the cash surplus recorded in the same period a year earlier. Social security funds recorded a cash surplus of R7,9 billion in the first nine months of fiscal 2008/09 — higher than the cash surplus recorded in the same period of the preceding fiscal year.

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South African Reserve Bank

Budget comparable analysis of national government finance
National government spending in the first nine months of fiscal 2008/09 was slightly higher than the revised budgetary projections, while growth in revenue collections fell short of budgeted expectations; hence a sizeable deficit was recorded.
Expenditure by national government in April—December 2008 reached R466 billion, or a year-on-year growth rate of 18,5 per cent compared with the same period a year earlier. This increase exceeded the original budgetary projection of 12,9 per cent for the full fiscal year and was slightly higher than the revised estimate of 17,4 per cent presented in the
Medium Term Budget Policy Statement (MTBPS) 2008. Growth in expenditure was boosted by strong increases in payments for capital assets, combined with transfers and subsidies geared towards supporting infrastructural development necessary for economic growth. Municipalities received transfers while subsidies were paid to public corporations and private enterprises for upgrading their infrastructure. Transfers to municipalities were earmarked to boost their capital budgets in preparation for the 2010 FIFA World Cup, in conjunction with eradicating the backlog in municipal infrastructure for the provision of basic services. National government expenditure as a ratio of gross domestic product amounted to 26,7 per cent in April—December 2008, compared with 25,7 per cent recorded in the same period a year earlier.
For the period under review, interest paid on national government debt increased by 10,7 per cent year on year, in stark contrast to a budgeted decrease of 3,2 per cent. This was partly due to more domestic government bonds and Treasury bills being issued to finance higher expenditure levels. Growth in equitable share transfers to provinces during April—December 2008 broadly followed the revised MTBPS projections, which allowed for an increase of 18,0 per cent for the 2008/09 fiscal year. The higher adjustment included the provision for higher inflation, higher-than-budgeted implementation cost of the occupation-specific dispensation for nurses, and higher costs of education and medical expenses.
National government tax revenue

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South African Reserve Bank

National government revenue in the first nine months of fiscal 2008/09 amounted to R444 billion, representing a growth rate of 10,0 per cent when compared with the same period of the previous fiscal year. The Budget Review 2008 projected that national government revenue would increase at a rate of 11,7 per cent for the full fiscal year, and the MTBPS 2008 indicated that revenue would remain broadly in line with the originally budgeted projections. As a ratio of gross domestic product, national government revenue amounted to 25,5 per cent in April—December 2008, compared with 26,4 per cent recorded in the same period a year earlier.
National government revenue in fiscal 2008/09

	Originally budgeted		Actual Apr-Dec 2008
		Percentage		Percentage
Revenue source	R billions	change	R billions	change*

Taxes on income, profits and capital gains	369,8	11,4	281,6	17,2
Payroll taxes	7,5	18,9	5,4	14,9
Taxes on property	14,2	19,6	7,5	-18,5
Domestic taxes on goods and services	218,4	12,2	142,8	2,7
Taxes on international trade and transactions	31,5	16,2	17,6	-12,2
Other revenue	12,9	3,0	10,7	14,1
Less: SACU** payments	28,9	17,0	21,7	14,5
Total revenue	625,4	11,7	443,9	10,0

*	April—December 2007 to April—December 2008

**	Southern African Customs Union
Despite signs of a slowing economy, taxes on income, profits and capital gains — personal and corporate income taxes — recorded strong growth and continued to boost national government revenue. As shown in the table above, the main drivers were the higher-than-budgeted collections from corporate and personal income tax. For the first nine months of fiscal 2008/09 collections from taxes on property declined, highlighting the slowdown in economic activity in the real-estate market. At the same time, all categories of domestic taxes on goods and services increased moderately and recorded below-budgeted growth rates. Growth in value-added tax trended substantially below the budgeted projections, reflective of declining retail sales as the financial pressure on consumers increased. Taxes on international trade and transactions tapered off as customs duty collections decreased alongside weaker growth in imports.
The net result of the national government revenue and expenditure flows was a cash-book deficit before borrowing and debt repayment of R21,6 billion in April—December 2008. By contrast, a cash-book surplus of R10,9 billion was recorded in the same period a year earlier. The Budget Review 2008 projected a national government surplus of R14,3 billion for fiscal 2008/09 as a whole. However, in the MTBPS 2008, the surplus was revised to a deficit of R8,9 billion, as national government expenditure was expected to increase faster than revenue.
The projected deficit for the full fiscal year was consistent with the actual results recorded three-quarters through the year. In the first nine months of fiscal 2008/09, the net outcome of national government cash-flow revenue and expenditure was a cash-flow deficit before borrowing and debt repayment of R23,4 billion. This was significantly different from the

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cash-flow surplus of R9,5 billion recorded a year earlier. Extraordinary receipts amounted to R2,4 billion and mainly comprised special restructuring proceeds from the South African Special Risks Insurance Association (SASRIA) of R2,1 billion.
After accounting for extraordinary transactions and the cost on revaluation of foreign debt at redemption, the net borrowing requirement amounted to R26,1 billion in April—December 2008, in contrast to a surplus of R9,3 billion recorded in the same period a year earlier.
National government financing in fiscal 2008/09
R billions

		Actual		Actual
	Originally	Apr-Dec		Apr-Dec
Item or instrument	budgeted	2008		2007

Budget balance*	-14,3	23,4	**	-9,5	**
Plus: Extraordinary payments	0,0	2,6		0,7
Cost on revaluation of foreign debt at redemption	1,8	2,5		1,1
Less: Extraordinary receipts	0,3	2,4		1,6
Net borrowing requirement*	-12,7	26,1		-9,3
Treasury bills	5,8	10,7		4,0
Domestic government bonds	5,9	23,8		17,9
Foreign bonds and loans	-1,7	-0,9		-3,1
Change in available cash balances***	-22,7	-7,5		-28,1
Total net financing	-12,7	26,1		-9,3

*	Deficit + surplus -

**	Cash-flow deficit/surplus

***	Increase — decrease +
As indicated in the table above, debt instruments, and especially government bonds issued in the domestic capital market, were used to finance the net borrowing requirement. The Treasury bills issued included special bills in the amount of R1,2 billion with a maturity shorter than 91 days that were issued in December 2008. These Treasury bills were used for bridging finance and were subsequently redeemed in January 2009. Domestic short-term funding was obtained at an average rate of 11,1 per cent per annum, while domestic long-term instruments were sold at an average rate of 9,2 per cent per annum in the first nine months of fiscal 2008/09.
Total loan debt of national government increased from R572 billion at the end of March 2008 to R616 billion at the end of December. As a ratio of gross domestic product, national government total loan debt decreased slightly from 27,6 per cent at the end of March 2008 to 27,0 per cent at the end of December.
National government continued to finance its borrowing needs from domestic sources. Accordingly, the share of domestic debt in total loan debt increased from 83,2 per cent to 83,9 per cent between March and December 2008.
Issues and redemptions, together with premiums and discounts, contributed to an increase in the average outstanding maturity of domestic marketable bonds from 104 months at the end of March 2008 to 115 months at the end of December.
Despite the net redemptions of foreign bonds and loans, foreign debt increased from R96,2 billion at the end of March 2008 to R99,2 billion at the end of December. This increase could mainly be attributed to revaluation effects arising from the weakening exchange value of the rand. Since the beginning of fiscal 2006/07 foreign debt valued

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at prevailing exchange rates has exceeded foreign debt valued at the exchange rate at the time of issue.
Total foreign debt of national government
As at 31 March of each fiscal year

*	As at 31 December 2008
The average outstanding maturity of foreign marketable bonds of national government decreased slightly from 81 months at the end of March 2008 to 80 months at the end of December.
The Budget for the fiscal years 2009/10 to 2011/12
The Minister of Finance tabled the 2009 Budget before Parliament on 11 February, against the background of a sharp and deep contraction in the world economy, which was caused by a global banking and credit crisis. The Budget advocated a series of policy measures to enable the South African economy to respond to the adverse global economic environment, cushion the domestic economy and establish a more robust platform for growth once the world economy had recovered.
South Africa’s sound fiscal and monetary policies, combined with a well-regulated financial system and prudential limits on foreign investment, have reduced, but not eliminated, the domestic economy’s exposure to the global slowdown.
Government’s countercyclical fiscal policy would support economic activity over the period ahead, accelerating the public-sector investment programme and increasing expenditure on social and economic priorities. For South Africa to emerge from this crisis stronger and globally more competitive, it would require a series of microeconomic reforms that included growing the economy more rapidly, creating more jobs and reducing inequality.
Over the medium-term period, government’s fiscal stance provides for sustained growth in public expenditure to cushion the economy and reinforce the social safety net for the poor, while ensuring that debt incurred to finance the country’s priorities is kept at sustainable levels. The central goals of economic policy remain firmly geared towards accelerating growth and job creation, broadening economic participation and reducing poverty. However, it would be challenging over the period ahead to progress in all these areas.

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Although the economy was slowing and would result in lower tax revenue, the low ratio of debt to gross domestic product, combined with reduced debt-service costs, left scope for the 2009 Budget to add a substantial amount to main budget non-interest expenditure. Future generations would not be subjected to, or undermined by, unsustainable expenditure or building up of an excessive debt burden. This stance allowed for an expansion of the public-sector infrastructure programme to enhance future economic capacity, while broadening the breadth and quality of public services and social transfers. Higher spending and a decline in tax revenue in 2009/10 were expected to result in a budget deficit of 3,8 per cent of estimated gross domestic product. In time, as the economy recovered, government savings could be expected to improve, with the deficit falling over the medium term.
Total infrastructure spending by the public sector was estimated to amount to R787 billion over the medium-term expenditure framework (MTEF) period, R95 billion or 13,7 per cent higher than the estimate in the MTBPS 2008. Just over half of the spending would be undertaken by the non-financial public enterprises, while the various levels of general government — inclusive of public-private partnerships — would account for the remainder of the infrastructure spending over the same period. Spending would be geared towards investment in power generation, transmission, distribution, transport hubs, freight rail and pipelines.
Fiscal projections: National government

	2008/09		2009/10		2010/11		2011/12
	Revised estimate			Medium-term estimates
		Annual		Annual		Annual		Annual
		change		change		change		change
	R	Per	R	Per	R	Per	R	Per
	billions	cent	billions	cent	billions	cent	billions	cent

State debt cost[1]	54,3	2,7	55,3	1,8	60,1	8,8	66,8	11,1
Current payments	111,2	17,0	129,6	16,5	141,5	9,2	153,4	8,5
Transfers and subsidies	459,4	19,1	539,2	17,4	569,5	5,6	595,4	4,5
Payments for capital assets	9,1	13,6	8,5	-5,8	9,2	8,0	13,3	44,5
Contingency reserve and unallocated funds	—		6,0		12,0		20,0

Total expenditure	633,9	17,1	738,6	16,5	792,4	7,3	849,0	7,1
Expenditure as a percentage of GDP [2]	27,5%		29,9%		29,5%		28,7%

Revenue	611,1	9,2	643,0	5,2	709,1	10,3	781,2	10,2
Revenue as a percentage of GDP	26,5%		26,0%		26,4%		26,5%

Deficit before borrowing and debt repayment	-22,8		-95,6		-83,3		-67,8

Deficit as a percentage of GDP	-1,0%		-3,9%		-3,1%		-2,3%

Deficit as a percentage of GDP: October 2008 MTBPS[3]	-0,4%		-2,0%		-1,4%		-0,4%

1	Includes interest, management cost and the cost of raising loans

2	Gross domestic product

3	Medium Term Budget Policy Statement 2008

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Debt-service cost as a ratio of gross domestic product was projected to remain low in comparison to long-term levels, stabilising at about 2,2 per cent of gross domestic product over the medium-term period.
To improve social security, consideration was being given to possible improvements in unemployment relief financed through the Unemployment Insurance Fund (UIF) on the strength of its healthy financial position. Progress was under way in the reform of occupational injury and disease compensation arrangements, and options for the development of a national health insurance system were being studied. Research on several aspects of social security and retirement funding arrangements had commenced, aimed at identifying the next steps towards broader coverage of the savings and social security protection systems, while improving the regulation and cost-effectiveness of the retirement-funding industry.
The economic slowdown was having a negative impact on tax revenues, with revised estimated tax revenue for fiscal 2008/09 projected to be R14,4 billion lower than the budgeted R642 billion announced in February 2008. The national government revenue was projected to increase by 5,2 per cent to amount to R643 billion in fiscal 2009/10. Over the three-year budget period, national government revenue is expected to increase at an average rate of 8,6 per cent per annum and to average 26,3 per cent of gross domestic product. The South African Revenue Service would continue to improve its operational efficiency, thereby sustaining revenue collections.
National government gross tax revenue, including Southern African Customs Union (SACU) payments, was estimated to amount to R628 billion in fiscal 2008/09 and R659 billion in fiscal 2009/10, representing a year-on-year rate of increase of 5,0 per cent. South Africa’s continued commitment to its trading partners in SACU in terms of the revenue-sharing formula would result in a revised revenue charge of R28,9 billion for fiscal 2008/09. Lower revenue collections would also have an adverse effect on revenue for neighbouring countries in the customs union over the medium term.
Tax adjustments that were announced in the 2009 Budget included, among others, adjustments to personal income tax brackets, scrapping of the deemed business kilometre procedure from 2010/11, as well as the modification of the capital gains exclusion for a taxpayer’s primary residence. Environmental initiatives promoting sustainable development, energy efficiency and investment in new technologies would receive some support. The fiscal 2009/10 tax proposals would result in a reduction of total estimated tax revenue by R4,6 billion.
The revised revenue and expenditure of national government in fiscal 2008/09 would result in a deficit before borrowing and debt repayment of R22,8 billion. This was substantially higher than the cash-book deficit of R9,0 billion envisaged in the MTBPS 2008. National government’s deficit as a ratio of gross domestic product was expected to amount to 1,0 per cent in fiscal 2008/09 and increase to an average of 3,1 per cent over the MTEF period.
It was estimated that the primary balance (that is, the deficit/surplus recalculated by excluding state debt cost from total expenditure) would reach a surplus of 1,4 per cent of gross domestic product in fiscal 2008/09. A turnaround to a deficit of 1,6 per cent of estimated gross domestic product was projected for fiscal 2009/10. Primary deficits averaging 0,8 per cent of gross domestic product were envisaged over the medium-term period.

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South African Reserve Bank

National government balances

*	Budget Review 2009
As indicated in the table below, it was projected that the net borrowing requirement of national government would be financed through issuance of short- and especially long-term debt instruments in the domestic capital market. To manage refinancing risk, government would continue to enter into domestic bond switches, thereby reducing domestic loan redemptions.
National government financing
R billions

	Revised estimate	Medium-term estimates
Item or instrument	2008/09	2009/10	2010/11	2011/12

Deficit	22,8	95,6	83,3	67,7
Plus: Extraordinary payments	5,2	0,9	—	—
Cost on revaluation of foreign debt at redemption	2,7	2,3	1,3	1,3
Less: Extraordinary receipts	8,1	6,1	1,0	1,0
Net borrowing requirement	22,6	92,7	83,6	68,0
Treasury bills	13,2	15,4	12,4	6,0
Domestic government bonds issued	20,7	61,5	61,6	51,9
Foreign bonds and loans	-1,3	6,1	9,6	9,1
Changes in available cash balances*	-10,0	9,6	—	1,0
Total net financing	22,6	92,7	83,6	68,0

*	Increase — decrease +
Extraordinary payments in fiscal 2008/09 were estimated to amount to R5,2 billion, representing losses on the Gold and Foreign Exchange Contingency Reserve Account (GFECRA) of R0,3 billion and premiums paid on foreign debt liability management transactions of R4,9 billion.
It was projected that a cost of R2,7 billion with respect to revaluation of foreign loans would be realised in fiscal 2008/09. An amount of R8,1 billion was provided for extraordinary

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receipts in fiscal 2008/09, which comprised R5,3 billion in premiums on bond switches, proceeds of R2,2 billion from government’s investment in the SASRIA and R0,4 billion from the Diabo Share Trust liquidation.
In fiscal 2009/10 provision was made for extraordinary payments to the amount of R0,9 billion in premiums on bond transactions. Extraordinary receipts would amount to R6,1 billion, comprising mainly premiums on bond transactions of R2,1 billion and proceeds of R3,5 billion from Telkom’s sale of a 15 per cent share in Vodacom.
Over the medium term, it was foreseen that the issuance of domestic fixed-income bonds would be stepped up considerably and remain the major source of financing for national government, constituting 78,5 per cent of total issuance. Inflation-linked bonds would account for the remaining 21,5 per cent.
Owing to the strength of South Africa’s capital market, most of the borrowing requirement would be financed domestically. Government intended to borrow about US$1 billion a year in foreign capital markets and had also entered into a new €1 billion export credit agency financing structure for the purchase of eight military freight aircraft. Government’s cash balances were projected to increase in fiscal 2008/09, but to decrease somewhat over the medium term.
It was estimated that government gross loan debt would increase from R629 billion at the end of fiscal 2008/09 to R737 billion at the end of fiscal 2009/10. As a ratio of gross domestic product, it was expected that gross loan debt would increase from 27,3 per cent to 29,8 per cent over the same period. Further increases to 31,0 per cent for fiscal 2010/11 and 31,1 per cent for fiscal 2011/12 were envisaged.
The graph below illustrates the continuing shift in the functional classification of expenditure towards expenditure on social, protection and economic services, as well as general government services.
Functional classification of budgeted government* expenditure

*	Consolidated national and provincial government, and social security funds

**	Actual

***	Budget Review 2009

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The 2009 Budget targets spending on front-line services, especially as they relate to government’s key priorities:
1.	Enhancing the quality of education and skills development.

2.	Improving the provision of health care, with particular emphasis on reducing infant, child and maternal mortality rates, and broadening prevention and treatment programmes that tackle HIV/AIDS and tuberculosis (TB).

3.	Investing in the criminal justice sector to reduce crime levels and enhance public safety.

4.	Expanding investment in the built environment to improve public transport and meet universal access targets in electricity, water, sanitation and housing.

5.	Decreasing rural poverty by taking steps to raise rural incomes and improve livelihoods by enhancing access to land and providing support for emerging farmers.
At the consolidated government level, spending on social services (including health, education and other social services) was expected to increase at an annual rate of 9,5 per cent over the medium-term period. As a ratio of total expenditure, spending on social services was estimated to decrease from 54,1 per cent in fiscal 2005/06 to 53,1 per cent in fiscal 2009/10. Expenditure on protection services was estimated to increase at an average rate of 10,6 per cent over the medium term to support an expanded criminal DNA database and improve technology; procure four new correctional centres at Paarl, East London, Klerksdorp and Polokwane; and to upgrade the Waterkloof Air Force Base.
The contingency reserve — allowance for the possibility of unforeseen and unavoidable expenditure — provided for amounts of R6 billion in fiscal 2009/10, R12 billion in fiscal 2010/11 and R20 billion in fiscal 2011/12. These reserves mainly consist of the provision made for financial support for Eskom’s capital investment programme.
The public-sector borrowing requirement was expected to increase significantly, moving from a surplus of 0,6 per cent of gross domestic product in 2007/08 to a deficit of 7,5 per cent of estimated gross domestic product by 2009/10. Government’s increased support for infrastructure programmes requires significant resources to be raised through borrowing. The countercyclical widening of the main budget balance in response to deterioration in the economic outlook would also contribute to the increased borrowing requirement.
Public-sector borrowing requirement*
R millions

Revised
	estimate	Medium-term estimates
Level of government	2008/09	2009/10	2010/11	2011/12

National government	19 706	90 173	82 080	66 545
Extra-budgetary institutions	-3 719	-3 014	-3 034	-3 186
Social security funds	-9 158	-9 488	-11 238	-11 946
Provincial governments	9 873	-917	-2 408	-2 749
Local authorities and local enterprises	16 394	17 558	18 005	18 995
General government borrowing**	33 097	94 312	83 405	67 660
Percentage of gross domestic product	1,4	3,8	3,1	2,3
Non-financial public enterprises	57 362	91 434	90 069	90 103
Public-sector borrowing requirement**	90 459	185 746	173 474	157 763
Percentage of gross domestic product	3,9	7,5	6,5	5,3

*	Deficit + surplus –

**	Individual components may not add up to the totals due to rounding

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The borrowing of the non-financial public enterprises was projected to stabilise at around R90 billion a year over the medium-term period, with Eskom and Transnet accounting for the largest share of this amount. The main budget balance would improve, leading to a decline in general government borrowing in later years, as an economic recovery could feed through into higher tax revenue in 2010/11.
Non-financial public-sector borrowing requirement

*	Budget Review 2009

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South African Reserve Bank

Statement of the Monetary Policy Committee
11 December 2008
Issued by Mr T T Mboweni, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria
Introduction
Since the previous meeting of the MPC, domestic inflation has moderated and is expected to decline further over the coming months. At the same time, the South African economy has been affected by the significant global slowdown that has intensified recently. The domestic economy experienced negligible growth in the third quarter, while a number of sectors contracted. Moreover, while there has been some improvement in the inflation outlook, risks posed by uncertainty with regard to the exchange rate in particular, remain.
The data releases over the past weeks have shown that the international economy is slowing down faster than previously expected and that global inflation pressures are subsiding. This has resulted in the recent global interventions by policy-makers.
Domestic monetary policy remains guided by local conditions. Monetary policy always takes into consideration the possible impacts of global developments on the South African economy, in general, and on inflation, in particular.
Recent developments in inflation
CPIX inflation (headline inflation excluding mortgage interest cost) measured 13,6 per cent in August 2008 and subsequently declined to year-on-year increases of 13,0 per cent and 12,4 per cent in September and October respectively. Food, petrol and electricity prices were the main contributors to the inflation outcomes, despite the petrol price reductions in September and October. Food prices increased at a year-on-year rate of 17,2 per cent in October, while petrol and electricity prices increased by 31 per cent over the same period. If food and petrol were excluded, CPIX inflation would have measured 8,4 per cent in October, compared with 8,5 per cent in September.
Producer price inflation also showed signs of moderating in the past two months despite significant electricity price increases. Producer price inflation increased at a year-on-year rate of 19,1 per cent in August, but moderated to 14,5 per cent in October. Agricultural food prices declined for the third successive month in October when the year-on-year rate declined to 10,4 per cent. Manufactured food prices increased by 15,6 per cent in October, compared with 20,5 per cent in August.
The outlook for inflation
The most recent central forecast of the South African Reserve Bank (the Bank) shows a further improvement in the inflation outlook since the previous MPC meeting. With an unchanged stance of monetary policy, inflation is expected to continue its downward trajectory and to return to within the inflation target range in the third quarter of 2009. Inflation is then expected to breach the upper end of the target range marginally in the first quarter of 2010 as a result of technical base effects associated with the decline in petrol prices at the end of 2008. However, the downward inflation trend is forecast to continue thereafter.
Inflation is expected to average 6,2 per cent and 5,6 per cent in 2009 and 2010 respectively, and to average 5,3 per cent in the final quarter of 2010. The forecasts are

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subject to a greater degree of uncertainty than usual, given the highly volatile global environment, and the uncertainty related to the impact of the rebasing and reweighting of the CPI basket to be introduced by Statistics South Africa in January 2009.
Inflation expectations as measured by the yield differential between conventional government bonds and inflation-linked bonds declined from just over 9 per cent in July 2008 to around 5,1 per cent in early December. The yield curve has remained inverted at the longer end and has declined since the previous meeting, particularly in the one-to-five year maturity range.
Inflation expectations as reflected in the inflation expectations survey conducted on behalf of the Bank by the Bureau for Economic Research (BER) at Stellenbosch University deteriorated marginally for 2009, but then improved slightly for 2010. Average inflation expectations for 2009 measured 8,2 per cent compared with 8,1 per cent in the previous quarter, while inflation expectations for 2010 measured 7,2 per cent compared with 7,4 per cent in the previous survey. This was the first time since the first quarter of 2006 that expectations for any forecast year had declined.
Unit labour cost in the third quarter of 2008 increased by 12,5 per cent compared with the same quarter last year. However, the improved inflation expectations, coupled with the lower actual trend in inflation, may have a moderating impact on unit labour costs, which will most likely be influenced by the weaker state of the economy.
The exchange rate remains the most significant upside risk to the inflation outlook. Since the previous meeting of the MPC, the rand exchange rate has depreciated against the US dollar by about 11 per cent. At the time of the previous meeting, the rand was at a level of R9,15 to the United States (US) dollar. The currency subsequently depreciated to a level of R11,80 but recovered soon after, and for the past few weeks has traded in a relatively narrow range of between R10,00 and R10,50. On a trade-weighted basis, the rand has depreciated by around 7,6 per cent since the previous meeting. The rand, along with other emerging-market currencies, is influenced by the risk aversion prevailing in the uncertain global environment.
International crude oil prices have declined further. North Sea Brent crude oil is currently trading at around US$40 per barrel, compared with US$83 per barrel at the time of the previous meeting of the MPC. The lower international oil price has resulted in a cumulative decline in domestic petrol prices of R3,35 per litre since August, and by R2,06 since the previous MPC meeting. If current levels of international oil prices and exchange rates persist, a further sizeable decline in the domestic petrol price can be expected in January.
The trend in international food prices has also followed that of other commodities, and since June 2008 there has been a 30 per cent decline in the Economist Food Price Index. These developments have contributed to the year-on-year declines in the agricultural food component of the producer price index mentioned above, and to the significant fall in domestic spot prices of maize and wheat, despite the depreciation of the rand over the past weeks. Food price increases at the consumer price level remain elevated, but the spot price developments are expected to impact on these prices in the coming months.
South Africa’s economic growth rate also declined significantly in the third quarter of 2008 when real gross domestic product (GDP) increased at an annualised rate of 0,2 per cent. This represented a significant widening of the output gap. The slowdown was a result of contractions in mining, manufacturing and the retail and wholesale trade sectors. Manufacturing output declined further in October. The Bank’s leading indicator of economic activity has been trending downward for some time, and more recently the coincident indicator has followed this trend. The Investec/BER Purchasing Managers’

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Index declined to its lowest level since its inception to reach a level of 39,5 — a level similar to that prevailing in a number of other countries. The RMB/BER Business Confidence Index also reflects a negative outlook.
Gross fixed capital formation held up relatively well in the third quarter when it grew at a rate of 10,0 per cent, mainly as a result of investment by public corporations and general government. However, growth in private-sector gross fixed capital formation declined to 2,6 per cent. This was particularly the case in investment in private residential buildings where the real value of residential and non-residential building plans continued to decline.
Household consumption expenditure contracted in the third quarter for the first time since 1998. Consumption of durable goods in particular declined by almost 10 per cent, while non-durable goods consumption also contracted. Motor vehicle sales continued to decline in October and November, while real retail trade sales declined further in October. The FNB/BER Consumer Confidence Index showed a further deterioration in the fourth quarter of 2008.
The rate of growth of credit extension to the private sector continued to moderate. Year-on-year growth in total loans and advances to the private sector declined to 17,1 per cent in October, while growth in mortgage advances and instalment sale credit and leasing financed decline to 16,1 per cent and 10,5 per cent respectively. There are also indications of tighter credit standards being applied by banks to both households and the corporate sector. The lower rate of credit extension to households contributed to the further moderation of household indebtedness. Household debt as a percentage of disposable income measured 75,3 per cent in the third quarter, compared with 78,5 per cent in the first quarter of 2008.
The current-account deficit, which measured 7,9 per cent of GDP in the third quarter of 2008, is likely to moderate in the coming months as a result of the lower international oil price and lower dividend payments to non-residents, among other factors.
The turmoil in the international financial markets has also been reflected as well in domestic asset prices. The all-share index on the JSE Limited has followed global equity market trends and has exhibited a high degree of volatility over the past months. Since the previous meeting, the index has declined by about 1,5 per cent, but at one stage it had declined by about 15 per cent. The housing market remains subdued, with prices falling in real terms, and in some instances in nominal terms as well. These negative wealth effects are likely to weigh on household expenditure in the coming months.
Global developments are also expected to contribute to downward inflation pressures. Apart from sharply declining commodity prices, the decline in the volume of world trade has also lowered transport costs significantly. Growth forecasts have been revised down significantly, particularly in the advanced economies, and the expected protracted slowdown is likely to lower prices of other goods as well, as the pricing power of firms dissipates. The possible stimulus to growth provided by more accommodative monetary policies and fiscal stimuli are likely to take some time to filter through, given the fragile state of the banking systems and the marked declines in business and consumer sentiment.
Monetary policy stance
The Monetary Policy Committee considered recent developments in the South African economy and the risks to the inflation outlook against the backdrop of conditions prevailing in the global economy and international financial markets. The MPC has noted improvements in the inflation outlook in South Africa since its previous meeting in October 2008. However, risks to the inflation outlook remain and will be monitored closely. The MPC has therefore decided to reduce the repurchase rate by 50 basis points to 11,5 per cent per annum with effect from 12 December 2008.

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South African Reserve Bank

Statement of the Monetary Policy Committee
5 February 2009
Issued by Mr T T Mboweni, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria
Introduction
Since the previous meeting of the MPC, domestic inflation has continued on its downward trend. A further decline is expected in the January data when the reweighting and rebasing of the consumer price index (CPI) implemented by Statistics South Africa (Stats SA) comes into effect. With respect to economic growth, the domestic economy is being adversely affected by the continuing turbulence in the global economy. The widening domestic output gap and declining international commodity prices are expected to exert further downward pressure on inflation going forward. Nevertheless, some risks to the inflation outlook remain and the MPC had to assess these conflicting risks against the backdrop of a highly uncertain and volatile international environment.
Recent developments in inflation
CPIX inflation (headline inflation excluding mortgage interest cost) has been moderating consistently since August 2008 when it measured 13,6 per cent. In November and December 2008 inflation had declined to 12,1 per cent and 10,3 per cent respectively. Electricity, food, and clothing and footwear prices were the main contributors to the inflation outcomes in these months, having increased at year-on-year rates in excess of 15 per cent. Petrol prices increased by 25,8 per cent in November, but declined by 1,8 per cent in December. If food and petrol were excluded, CPIX inflation would have measured 8,7 per cent in December.
Producer price inflation also moderated in the past two months, declining to a year-on-year rate of 11,0 per cent in December. Food price increases continued to moderate: agricultural product prices were unchanged in December, while manufactured food price inflation declined to a year-on-year rate of 12,8 per cent in the same month.
The outlook for inflation
The most recent central forecast of the South African Reserve Bank (the Bank) is similar to that presented to the MPC in December. Partly as a result of the reweighting and rebasing of the new targeted inflation index, CPI inflation is expected to decline further and average 7,5 per cent in the first quarter of 2009, and to decline to below the upper end of the inflation target range during the third quarter of the year when it is expected to average 5,2 per cent. Inflation is then forecast to increase again and to breach the upper end of the target range in the first quarter of 2010, mainly as a result of technical base effects. Thereafter, inflation is expected to return to within the target range and remain there until the end the forecast period when it is expected to average 5,5 per cent. The simulation results of the model make provision for the most recent trends of actual and preliminary data that have become available from Stats SA since the previous MPC meeting.
Market indicators also reflect a moderation in expected inflation. Inflation expectations as measured by the yield differential between conventional government bonds and inflation-linked bonds have remained within the inflation target range. The Reuters consensus survey conducted in December indicates that analysts expect inflation to average 6,4 per cent in 2009 and 5,8 per cent in 2010.

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South African Reserve Bank

The volatile exchange rate of the rand continues to pose the main upside risk to the inflation outlook. The rand is currently trading against the United States (US) dollar at levels similar to those prevailing at the time of the previous MPC meeting. During December 2008 the rand appreciated against the US dollar and reached a level of R9,30 in the first week of January. This move was mainly a result of a weaker US dollar, which depreciated to US$1,47 against the euro. Renewed risk aversion in international markets and a stronger US dollar in January resulted in the rand returning to current levels of around R10,00. The rand has appreciated marginally on a trade-weighted basis since the previous meeting.
The risks to the inflation outlook posed by oil and food prices appear to have subsided somewhat. Food prices continued to moderate at the production price level, but these favourable developments have not yet been seen at the consumer price level. Spot and futures prices of maize and wheat remained well below the average price level in 2008 and some relief at the consumer price level is expected in the coming months.
The price of Brent crude oil, which reached a low of US$34 per barrel during December 2008, averaged around US$41 for the month. This, along with the termination of the slate levy, allowed for a further reduction in domestic petrol prices of R1,34 per litre in January. However, international oil prices recovered somewhat in January and averaged almost US$45 per barrel during that month. As a consequence, the domestic price of petrol was increased by 61 cents per litre in February. The outlook for oil prices remains uncertain, but prices are expected to remain relatively subdued as a result of weakening global growth.
The domestic economy continues to show signs of slowing, following the 0,2 per cent annualised growth recorded in the third quarter of 2008. The composite leading and coincident business cycle indicators of the Bank point to a continuation of this trend. Other high-frequency indicators are consistent with this outlook. The physical volume of manufacturing production declined at a year-on-year rate of 4,4 per cent in November 2008, while the latest Investec/BER Purchasing Managers Index indicates that the outlook for the manufacturing sector remains negative. The utilisation of production capacity in manufacturing declined by 3,4 percentage points in the fourth quarter of 2008 to 82 per cent. Mining output contracted by 6,1 per cent in November compared with the previous year, while the real value of total building plans approved declined by 25,3 per cent over the same period.
Household consumption expenditure also remains under pressure. Real wholesale trade sales increased slightly in the year to November 2008, but real retail sales declined by 4 per cent over the same period. Motor vehicle sales contracted at a year-on-year rate of 35,4 per cent in January, with commercial vehicle sales declining by 41 per cent. Motor vehicle exports, which remained strong in 2008, also moderated and the industry expects larger declines in the coming months. Exports in general are expected to remain under pressure, given the adverse global conditions. However, preliminary data indicates that the deficit on the trade account of the balance of payments probably contracted during the final quarter of 2008.
Household consumption expenditure may also be affected by remuneration trends and employment growth. According to Andrew Levy Employment Publications, the level of wage settlements for the year 2008 amounted to 9,8 per cent, compared with an average inflation rate of 11,3 per cent. Nominal unit labour cost increases in the third quarter of 2008 measured 12,4 per cent. Employment growth has also been impacted by the slowing economy. In the third quarter of 2008 non-agricultural employment increased by one per cent, compared with 3,9 per cent in the first quarter of that year. Private-sector employment contracted in the second and third quarters.

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South African Reserve Bank

The subdued trend in household consumption expenditure and the stricter credit criteria applied by banks to both households and corporates have been reflected in a further moderation in the growth of credit extension to the private sector. Growth over 12 months in total loans and advances by banks to the private sector declined to 14,4 per cent in December 2008. Most categories of loans have exhibited declines in growth.
High consumption expenditure is expected to remain under pressure from negative wealth effects resulting from adverse asset price developments. The all-share index on the JSE Limited remained volatile in line with global market turbulence. The housing market has also remained subdued, with the various house price indices indicating real price declines.
The outlook for the world economy has deteriorated further as a result of the continued difficulties being experienced by the global financial system. The International Monetary Fund significantly downgraded its forecast for global growth in 2009 to 0,5 per cent. Many of the advanced economies are expected to experience negative growth rates in the coming months, while growth prospects of emerging market and developing economies have also deteriorated. As a result of these widening output gaps and declining commodity prices, world inflation pressures have subsided.
Monetary policy stance
The MPC has decided to reduce the repurchase rate by 100 basis points to 10,5 per cent per annum with effect from 6 February 2009. The MPC will continue to monitor domestic and global developments in order to decide on the most appropriate monetary policy stance going forward.

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South African Reserve Bank

Note on global growth, international trade and South African exports by L Rangasamy and F J Visser
The term ‘globalisation’ is commonly used to describe the modern world. Globalisation essentially reflects increasing transboundary interactions across social, political and economic spheres. The rise in international trade in goods and services has been one of the defining characteristics of economic globalisation. For example, merchandise trade as a percentage of global gross domestic product has increased from around 42 per cent in 1980 to 62 per cent in 2007.
Figure 1 captures the trends in world trade and growth since 1980. There are two points of note. Firstly, the growth in world trade volumes is strongly correlated with global economic growth. Secondly, international trade has grown much faster than the global economy during this period. For example, between 2003 and 2007 the volume of world trade increased at an average rate of 8,0 per cent per annum, while global growth averaged only 4,6 per cent.1 Over the entire period 1980—2007, world trade rose by 5,9 per cent per annum, on average, and global production by 3,3 per cent per annum.2
Figure 1 Real global production and the volume of world trade
Source: IMF, 2008a, 2009a
Advanced economies3 — through their impact on world import demand — exert a significant influence on world trade. This is borne out in Figure 2 which shows that world trade volumes are sensitive to economic growth trends in the G3 countries.4
Table 1 shows that import demand in advanced countries is highly income elastic, having increased from 1,5 (1981—1985) to 2,1 during 2006—20085. In essence, the high income elasticity of import demand indicates that economic growth in advanced economies has a significant impact on world trade.

1	See IMF, 2008a, 2009a.

2	See IMF, 2008a, 2009a.

3	This grouping refers to the 31 economies classified by the International Monetary Fund as advanced economies.

4	The G3 countries are the United States, Japan and the euro area.

5	The income elasticity of imports measures how strongly imports grow in response to a change in national income. In essence, this reflects the percentage change in real imports divided by the percentage change in real gross domestic product.

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South African Reserve Bank

Figure 2 Real output in G3 countries and volume of world trade
Source: IMF, 2009b and own calculations using data from national statistical offices
Table 1 Advanced countries: Income elasticity of import demand

	1981	1986	1991	1996	2001	2006
	to	to	to	to	to	to
	1985	1990	1995	2000	2005	2008

Real growth rate*	2,6	3,7	2,3	3,3	2,1	2,2
Growth rate: volume of goods imported	3,8	7,8	6,3	8,6	4,5	4,6
Income elasticity of imports	1,5	2,1	2,8	2,6	2,2	2,1

*	Growth in real gross domestic product
Source: IMF, 2008b, 2009a and own calculations
It is quite apparent from Figure 3 that the growth in world exports has outpaced the growth in South African exports over time. By 2008 the volume of world trade was five times as high as in 1980, but for South African export volumes only two-and-a-half times. It would appear that with the reintegration of South Africa into the world economy, domestic export trends have become more synchronised — albeit at lower levels — with developments on the world stage. Of significance, however, is that between 2000 and 2003 the slowdown in South African export volume growth was much more severe and pronounced than was the case for world export volumes.6 This is of particular interest, given the recent projections by both the International Monetary Fund (IMF) and World Bank, which indicate that the global annual trade volume is likely to contract in 2009 for the first time since 1982.7
The crisis in world financial markets, which began in September 2007, has led to a significant economic slowdown in advanced economies. For example, real economic growth in advanced economies declined from 2,7 per cent in 2007 to an estimated 1,0 per cent in 2008.8 Some of the advanced economies entered a recession in 2008. In addition, economic projections for many of the advanced countries have been revised

6	Since 1980 world export volumes contracted only once (1982), while South African export volumes contracted in 1981, 1982, 1983, 1986, 1990 and 1991.

7	IMF, 2009a and World Bank, 2008.

8	IMF, 2009a.

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South African Reserve Bank

Figure 3 Volume of world trade and South African exports

*	IMF estimate, January 2009
Source: IMF, 2008a, 2009a and South African Reserve Bank calculations significantly downwards in recent months with adverse implications for import demand from these countries. These developments have raised concerns about the prospects for world trade. In fact, world trade volumes have seen large declines since May 2008 (see Figure 2) and, as mentioned earlier, are expected to contract in 2009.
Developed countries serve as important export markets for developing countries. This is of particular relevance for a small open economy such as South Africa, which is heavily dependent on economic developments in advanced countries. The Organisation for Economic Co-operation and Development (OECD) is currently responsible for 59 per cent of global gross domestic product (valued at purchasing power parity exchange rates). The OECD is an important destination for South African exporters, with the OECD share of South African exports having increased from 46 per cent in 1992 to 65 per cent in 2005. South Africa’s trade relations are highly concentrated, with 20 countries accounting for three-quarters of South Africa’s exports. Around 82 per cent of the exports to these 20 countries is accounted for by 12 OECD countries. It is therefore not surprising that South African exports are highly sensitive to developments in OECD markets (see Figure 4). This is of particular relevance, given the current projections of a contraction in real output in the OECD countries in 2009.
In summary, global economic growth slowed considerably in 2008. Against this background, prospects for economic growth and world trade volumes are disappointing. Given the strong interlinkages between the South African and the global economy, these developments are likely to impact negatively on South African export volumes.

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South African Reserve Bank

Figure 4 South African exports and OECD growth

*	OECD estimate, December 2008
Source: OECD, 2008 and South African Reserve Bank calculations
References
Goldstein, M and Khan, M. 1985. “Income and price effects in foreign trade”. In Jones, R W and Kenen, P B (eds). Handbook of international economics, Vol. II. New York: Elsevier Science Publications, pp. 1041—1105.
IMF see International Monetary Fund.
International Monetary Fund. 2008a. World Economic Outlook. October. http:// www.imf.org/external/pubs/ft/weo/2008/02/c1/fig101.csv (accessed 3 March 2009).
___. 2008b. World Economic Outlook Database. October. http://www.imf.org/ external/pubs/ft/weo/2008/02/weodata/index.aspx (accessed 27 February 2009).
___. 2009a. World Economic Outlook Update. 28 January. http://www.imf.org/ external/ pubs/ft/weo/2009/update/01/index.htm (accessed 3 March 2009).
___. 2009b. International Financial Statistics Online. http://www.imfstatistics.org/imf/ (accessed 27 February 2009).
OECD see Organisation for Economic Co-operation and Development.
Organisation for Economic Co-operation and Development. 2008. OECD Economic Outlook, Vol. 2 No. 84.
Senhadji, A and Montenegro, C. 1999. “Time series analysis of export demand equations: a cross-country analysis”. IMF staff papers, Vol. 46 No. 3.
World Bank. 2008. Global Economic Prospects 2009. 9 December.

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South African Reserve Bank

Notes to tables
South African Reserve Bank — Table S—3
The column for overnight loans has been discontinued. Overnight loans to banks were relevant under the accommodation system used before the introduction of the repurchase system in March 1998, but have since become redundant.
Corporation for Public Deposits — Tables S—4 and S—5
The categorisation has been revised to show balance sheet items that have become analytically more relevant. On page S—4 the redundant column for deposits by the Public Investment Corporation has been merged with deposits by public corporations. On page S—5 categories for call deposits, promissory notes and negotiable certificates of deposit have been introduced. Bills and other public-sector investments have been merged into the column for other public-sector securities. Owing to the improved categorisation, other assets have been reduced accordingly.
Land and Agricultural Bank of South Africa — Tables S—16 and S—17
On page S—16 the redundant columns for other short- and medium-term deposits and for long-term deposits have been merged with the still relevant call deposits category into one total column for deposits. On page S—17 the redundant column for short-term loans to control boards has been merged with that for loans to co-operatives.
Consumer prices — Tables S—136 to S—139 and S—152
Statistics South Africa introduced a new consumer price index (CPI) with the publication of the price data for January 2009. Items were reweighted, the index was rebased and a number of methodological changes were implemented. The CPI for all urban areas has become the new headline measure tracking changes in the prices of consumer goods and services. It has replaced both the previous official inflation-target measure, CPIX1, and the previous headline measure of consumer prices, namely the consumer price index for metropolitan areas.
In the new CPI the items in the consumption basket are grouped together and presented according to the Classification of Individual Consumption by Purpose (COICOP), which has replaced the previously used International Trade Classification.
With the analytical focus now clearly on the new CPI for all urban areas, Tables S—136 and S—137 will henceforth capture the indices of seasonally adjusted goods and services prices for all urban areas, disaggregated according to COICOP. Similarly, Tables S—138 and S—139 will capture the year-on-year percentage change in goods and services prices for all urban areas, also disaggregated according to COICOP.
The CPI for metropolitan areas only is no longer the headline measure of consumer prices and, accordingly, is no longer published in Tables S—136 and S—138.
In Table S—152 the rates of change captured as key information on consumer prices have been amended to focus on key components of the CPI for all urban areas, while the series covering metropolitan areas only have been discontinued.

1	Consumer price index excluding mortgage interest cost for metropolitan and other urban areas.

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